HellerEhrman

May 3, 2005



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

19064.0001

SEC FILE NO. 82-3700

Ladies and Gentlemen:

Re: Truly International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Truly International Holdings Limited (the "Company"), S.E.C. File No. 82-3700, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the notice of annual general meeting, dated April 15, 2005, published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 15, 2005;

2. The Company's circular regarding the general mandates to issue and repurchase shares and re-election of directors, dated April 15, 2005;

3. The Company's announcement regarding 2004 Final Results, dated March 30, 2005, published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on March 31, 2005;

4. The Company's annual report 2004, dated March 31, 2005;

5. The Company's form of proxy for the annual general meeting to be held on May 12, 2005;

6. The Company's announcement regarding unaudited condensed consolidated income statement, dated November 12, 2004 , published (in the English language) in South

China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on November 15, 2004;

7. The Company's announcement regarding discloseable transaction - purchase of equipment and increase in price and trading volume of the shares of the company, dated October 20, 2004, published (in the English language) in South China Morning Post and published (in the Chinese language) in the Hong Kong Economic Times, both on October 21, 2004;

8. The Company's announcement regarding re-designation of independent non-executive director, dated September 8, 2004; published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on September 8, 2004;

9. The Company's interim report 2004, dated August 20, 2004; and

10. The Company's announcement regarding interim results 2004, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on August 23, 2004; and

11. The Company's announcement regarding unaudited condensed consolidated income statement, dated May 7, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on May 10, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosure

cc: Truly International Holdings Limited

H:\dlai\ADR\19064-0001\18sec.doc

Legal & General Notices

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 732)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Chater Room, 2/F., Mandarin Oriental, Hong Kong Limited, 5 Connaught Road Central, Hong Kong on Thursday, 12 May 2005 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2004.
2. To declare a final dividend for the year ended 31 December 2004.
3. To elect Directors and to authorise the Board of Directors to fix their remuneration.
4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

5A. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

5B. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5C. "THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 15 April 2005

Notes:

(1) The Register of Members of the Company will be closed from 3 May 2005 to 9 May 2005, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5A, 5B and 5C of the above notice, a circular containing particulars of the proposed resolutions, a notice to the Annual General Meeting and an explanatory statement containing information regarding resolutions as set out in paragraph 5 will be sent to shareholders with the Company's 2004 Annual Report.

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：732）

股東週年大會通告

茲通告本公司謹定於二零零五年五月十二日（星期四）上午十時三十分假座香港干諾道中5號香港文華東方酒店2樓 Chater Room 舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零四年十二月三十一日止年度之財務報表及董事會與核數師之報告書。
2. 宣派截至二零零四年十二月三十一日止年度之末期股息。
3. 選舉董事並授權董事會釐定彼等之酬金。
4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

5A. 「動議：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力購買本公司股本中之股份；

(b) 本公司董事會根據上文(a)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(c) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

5B. 「動議：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發（不論是否根據購股權而配發）之股份總面值（並非根據(i)配售新股（定義見下文）、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兌換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者）不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議（惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排）。」

5C. 「動議擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命
公司秘書
吳瑞華

香港，二零零五年四月十五日

附註：

(1) 本公司將由二零零五年五月三日至二零零五年五月九日（首尾兩日包括在內）期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權書或其他授權文件（如有）或經公證人證明之授權文件副本，最遲須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1－3號忠信針織中心2樓），方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予一般授權。本公司之董事暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5A、5B及5C段所載決議案方面，載有有關提呈決議案之詳情、股東週年大會通告及載有關於第5段所載決議案之資料之說明函件之通函將連同本公司之二零零四年年報一併寄予股東。

於本公佈刊發日期，董事會由四名執行董事（林偉華先生、黃邦俊先生、張遠生先生及李建華先生）及三名獨立非執行董事（鍾錦光先生、葉祖亭先生及香洛誠先生）組成。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Truly International Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 732)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

A letter from the Board of Directors of Truly International Holdings Limited is set out on pages 2 to 4 of this circular. A notice convening the Annual General Meeting of Truly International Holdings Limited to be held at Chater Room, 2/F., Mandarin Oriental, Hong Kong Limited, 5 Connaught Road Central, Hong Kong on Thursday, 12 May 2005 at 10:30 a.m. (or any adjournment thereof), is set out on pages 9 to 11 of this circular.

Whether or not they intend to attend the said meeting, Shareholders are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal office at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy shall not preclude Shareholders from attending and voting at the meeting or any adjourned meeting should they so desire.

15 April 2005

CONTENTS

	Page
Definitions	1
Letter from the Board of Directors	2
Appendix I — Explanatory Statement	5
Appendix II — Details of Directors proposed to be Re-elected at the AGM	7
Appendix III — Procedures by which a poll may be demanded	8
Notice of AGM	9

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at Chater Room, 2/F., Mandarin Oriental, Hong Kong Limited, 5 Connaught Road Central, Hong Kong on Thursday, 12 May 2005 at 10:30 a.m., notice of which is set out on pages 9 to 11 of this circular
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Latest Practicable Date"	11 April 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing The Listing of Securities on the Stock Exchange
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	at any time means the holder(s) of Shares at that time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Codes on Takeovers and Mergers and Share Repurchases
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 732)

Directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua
Ip Cho Ting, Spencer*
Heung Kai Sing*
Chung Kam Kwong*

(independent non-executive)*

Registered Office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

15 April 2005

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES
TO ISSUE AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide shareholders of the Company (the "Shareholders") with information relevant to the proposed general mandates to be obtained by the shareholders for the issue and repurchase of shares of nominal value of HK$0.10 each of the Company ("Shares"). A notice of the Annual General Meeting of the Company (the "AGM") to be convened to consider and, if thought fit, to pass the above proposed resolutions is set out on pages 9 to 11 of this circular. Resolution will also be proposed to re-elect the retiring Directors in accordance with the articles of association of the Company.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM (i) to grant a general mandate to the Directors to issue, allot and otherwise deal with Shares up to a maximum of 20 per cent. (i.e. 90,935,905 Shares) of the issued and fully-paid share capital of the Company of 454,679,527 Shares at the date of passing of the resolution (the "General Mandate") and (ii) to approve the addition to the General Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate (as defined below). The Directors have no present intention to issue any new Shares.

An ordinary resolution will be proposed at the AGM in respect of the granting to the Directors in the terms set out in the notice of AGM, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or Articles, the aggregate nominal amount of Shares to be purchased shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the relevant resolution (the "Repurchase Mandate").

As at 11 April 2005, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 454,679,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 45,467,952 fully-paid Shares assuming no repurchase or issue of shares prior to the AGM.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in Appendix I to this circular.

RE-ELECTION OF DIRECTORS

According to Article 120 of the articles of association of the Company, one-third of the Directors for the time being shall retire from office by rotation at every annual general meeting of the Company and the retiring Director shall be eligible for re-election.

In addition, according to Article 100, any Director appointed by the Board of Directors either to fill a casual vacancy on the Board of Directors or as an addition to the existing Board of Directors shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

In accordance with Article 120, Mr. Lam Wai Wah, Steven and Mr. Ip Cho Ting, Spencer shall retire from their offices by rotation at the AGM.

Being eligible, Mr. Lam Wai Wah, Steven will offer himself for re-election as executive Director and Mr. Ip Cho Ting, Spencer will offer himself for re-election as independent non-executive Director. At the AGM, ordinary resolution will be proposed to re-elect Messrs. Lam Wai Wah, Steven and Mr. Ip Cho Ting, Spencer as executive Director and independent non-executive Director respectively.

Particulars relating to Messrs. Lam Wai Wah, Steven and Mr. Ip Cho Ting, Spencer are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the AGM for the purpose of considering and, if thought fit, passing ordinary resolutions is set out on pages 9 to 11 of this circular. A form of proxy is enclosed for use by Shareholders at the AGM. Shareholders are requested to complete and return the form of proxy to the Company's principal place of business in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible, but in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. The lodging of a form of proxy will not preclude a Shareholder from attending the AGM and voting in person should he so wish.

RECOMMENDATION

The Directors believe that the General Mandates to issue and repurchase shares and the re-election of Directors are in the best interests of the Company. Accordingly the Directors recommend that you vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board of
Truly International Holdings Limited
LAM WAI WAH, STEVEN
Chairman

The following is the Explanatory Statement required to be sent to shareholders by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in relation to the proposed granting to the Directors of general mandates to issue Shares (the "General Mandate") and to purchase Shares (the "Repurchase Mandate").

REPURCHASE MANDATE

It is proposed that up to 10 per cent. of the fully-paid Shares in issue as at the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased if such resolution is passed.

As at 11 April 2005, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 454,679,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 45,467,952 fully-paid Shares.

Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders to repurchase Shares in the market. Repurchases of Shares will only be made when and to the extent that the Directors believe that such repurchases will benefit the Company and its shareholders. Repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or the earnings per Share.

Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of the Cayman Islands. It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares to be repurchased and/or from the distributable profits of the Company.

Market prices

The highest and lowest market prices at which the Shares have been traded on the Stock Exchange in the previous twelve months before 11 April 2005 (being the latest practicable date prior to the printing of this document) are as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2004		
April	12.00	9.40
May	11.15	9.30
June	11.00	9.40
July	10.60	9.40
August	10.00	9.30
September	9.50	7.70
October	9.00	7.70
November	8.90	8.05
December	8.20	7.80

	Per Share	
	Highest	Lowest
	HK$	*HK$*
2005		
January	9.10	7.85
February	9.90	8.65
March	12.05	9.40
April (up to the latest practicable date)	11.40	10.65

No repurchases of Shares have been made by the Company whether on the Stock Exchange or otherwise during the six months prior to 11 April 2005.

General

The Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the Company's audited accounts for the year ended 31 December 2004. The Directors, however, do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse impact on the working capital requirements or the gearing levels of the Company at the time of the relevant purchases.

None of the Directors nor, to the best of the knowledge and belief of the Directors (having made all reasonable enquiries), any of their associates, has any present intention to sell any Shares to the Company in the event that the Repurchase Mandate is granted by shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a share repurchase, a Shareholder's proportionate interest in the voting rights of the Company will increase, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Mr. Lam Wai Wah, Steven ("Mr. Lam") and his family are beneficially interested in approximately 46.55 per cent. of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the repurchase mandate, the percentage of the issued share capital of the Company beneficially interested by Mr. Lam and his family would increase to 51.72 per cent.. Such an increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In the event that any exercise of the repurchase mandate would, to the knowledge of the Directors, have such a consequence under Rule 26 of the Takeovers Code, the Directors would not exercise the mandate to such an extent.

The details of the Directors who will retire from their offices at the AGM and being eligible, will offer themselves for re-election at the AGM, are set out below:

Mr. Lam Wai Wah, Steven, aged 52, is the Chairman and Managing Director of the Company. He is the founder of the Group and has over 28 years of experience in the electronics industry. He is primarily responsible for the formulation of the Group's overall strategic planning and business development. Mr. Lam does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he is beneficially interested in 211,648,000 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lam has a service contract with the Company. His total remuneration was in the total sum of HK$2,056,000 for the financial year ended 31 December 2004. The amount comprised basic salary of HK$2,032,000 per annum and contribution to Mandatory Provident Fund of HK$24,000. The level of this remuneration was determined on the basis of his responsibilities to be involved in the Company, the prevailing market conditions and the performance of the Company's results. This service contract does not provide for a fixed term of service and may be terminated by either party at any time upon one party giving to the other party three months' prior notice in writing or payment in lieu of notice.

Mr. Ip Cho Ting, Spencer, aged 46, is an independent Non-executive Director and a member of the Group's Audit Committee. He is the holder of a Bachelor of Science degree from the University of Wisconsin, Green Bay, U.S.A. Mr. Ip is a member of the Institute of Financial Planner of Hong Kong and is the Senior Financial Advisor of a professional insurance company in Hong Kong. Mr. Ip does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Ip. With effect from 1 January 2005, the appointment of Mr. Ip as an independent non-executive director of the Company is for a term of one year. The term shall continue thereafter for successive terms of one year unless terminated by either party giving not less than one month's notice in writing to the other party. For the financial year ended 31 December 2004, Mr. Ip received an annual director's fee of HK$20,000. The amount of director's fee of Mr. Ip is determined by reference to his duties and responsibilities within the Group and will be reviewed by the Board of Directors during 2005.

Other than the directorships with the Company, both Mr. Lam Wai Wah, Steven and Mr. Ip Cho Ting, Spencer did not have other directorships held in listed public companies in the last three years.

The procedures by which the Shareholders may demand a poll at general meeting of the Company are set out in this Appendix.

According to Article 81, at any general meeting a resolution put to the vote at the meeting shall be determined in the first instance by a show of hands of the members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and entitled to vote unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands) is duly demanded:

(1) by the Chairman; or

(2) by at least five members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting; or

(3) by any member or members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting.

Unless a poll is duly required or demanded in accordance with the foregoing provisions, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by any particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 732)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Chater Room, 2/F., Mandarin Oriental, Hong Kong Limited, 5 Connaught Road Central, Hong Kong on Thursday, 12 May 2005 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2004.

2. To declare a final dividend for the year ended 31 December 2004.

3. To elect Directors and to authorise the Board of Directors to fix their remuneration.

4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

5A. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

5B. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5C. "**THAT** the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares

which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 15 April 2005

Notes:

(1) The Register of Members of the Company will be closed from 3 May 2005 to 9 May 2005, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5A, 5B and 5C of the above notice, a circular containing particulars of the proposed resolutions, a notice to the Annual General Meeting and an explanatory statement containing information regarding resolutions as set out in paragraph 5 will be sent to shareholders with the Company's 2004 Annual Report.

本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命
公司秘書
吳瑞華

香港，二零零五年四月十五日

附註：

(1) 本公司將由二零零五年五月三日至二零零五年五月九日(首尾兩日包括在內)期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權書或其他授權文件(如有)或經公證人證明之授權文件副本，最遲須於大會(或其任何續會)指定舉行時間四十八小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1－3號忠信針織中心2樓)，方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予一般授權。本公司之董事暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5A、5B及5C段所載決議案方面，載有有關提呈決議案之詳情、股東週年大會通告及載有關於第5段所載決議案之資料之說明函件之通函將連同本公司之二零零四年年報一併寄予股東。

5B. 「**動議**：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發(不論是否根據購股權而配發)之股份總面值(並非根據(i)配售新股(定義見下文)、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兌換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者)不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議(惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排)。」

5C. 「**動議**擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：732)

茲通告本公司謹定於二零零五年五月十二日(星期四)上午十時三十分假座香港干諾道中5號香港文華東方酒店2樓 Chater Room 舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零四年十二月三十一日止年度之財務報表及董事會與核數師之報告書。

2. 宣派截至二零零四年十二月三十一日止年度之末期股息。

3. 選舉董事並授權董事會釐定彼等之酬金。

4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案(不論有否修訂)：

5A. 「**動議**：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力購買本公司股本中之股份；

(b) 本公司董事會根據上文(a)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(c) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

股東可能要求在股東週年大會上以投票方式進行表決之程序載於本附錄。

根據本公司細則第81條，在任何股東大會上交由大會表決之決議案，須先由股東親身出席、委派代表或(倘股東為法團)其正式授權代表出席並以舉手方式表決，除非根據上市規則之規定或(在宣佈舉手表決之結果前或當時)由下列人士正式要求以投票方式表決，則不在此限：

(1) 主席；或

(2) 最少五名親身出席、委派代表或(倘股東為法團)其正式授權代表出席且當時有權於大會上投票之股東；或

(3) 佔全體有權在大會上投票之股東之總投票權不少於十分之一，並親身出席、委派代表或(倘股東為法團)其正式授權代表出席之任何一名或多名股東。

除非有正式規定或按上述條文要求以投票方式表決，否則主席宣佈有關決議案已獲舉手表決通過或一致通過，或獲某特定過半數通過，或不獲通過，並且在載有本公司議事程式記錄之簿冊內亦登載相應之記項，即為有關事實之不可推翻確證，而毋須證明該項決議案所得贊成票或反對票之數目或比例。

須於股東週年大會上告退及符合資格在股東週年大會上膺選連任之董事詳情如下：

林偉華先生，52歲，本公司之主席兼董事總經理。彼為本集團之創辦人，在電子業積逾28年經驗，主要負責制定本集團之整體策略規劃及業務發展。林先生與本公司任何董事、高級管理層或控股股東並無任何關係，且於本通函刊發日期止，彼實益擁有本公司211,648,000股普通股(定義見證券及期貨條例第XV部)。

林先生與本公司訂立一份服務合約。截至二零零四年十二月三十一日止財政年度，其總酬金合共2,056,000港元。該金額包括基本年薪2,032,000港元及強制性公積金供款24,000港元。該酬金水平乃按照其在本公司涉及之責任、現行市場狀況以及本公司之業績表現釐訂。該服務合約未有訂立固定服務任期，而該合約可於任何時間由合約任何一方於給予另一方三個月前書面通知後或以代通知金終止。

葉祖亭先生，46歲，獨立非執行董事，並為本集團審核委員會之成員。彼持有美國 Green Bay 威斯康辛州大學之理學士學位，現為香港財務策劃師學會會員，以及香港一間專業保險公司之高級財務顧問。葉先生與本公司任何董事、高級管理層或控股股東並無任何關係，且於本通函刊發日期止，彼並無擁有本公司股份之任何權益(定義見證券及期貨條例第XV部)。

本公司與葉先生並無訂立服務合約。由二零零五年一月一日起，葉先生獲委任為本公司獨立非執行董事，為期一年。其後任期將自動續約一年，直至任何一方向另一方發出不少於一個月之書面通知終止為止。截至二零零四年十二月三十一日止財政年度，葉先生收取年度董事袍金20,000港元。葉先生之董事袍金乃參照其於本集團之職務及責任釐定，並將由董事會於二零零五年檢討。

除於本公司擔任董事外，林偉華先生與葉祖亭先生於過往三年內並無出任其他上市公司之董事。

	每股股份	
	最高	最低
	港元	港元
二零零五年		
一月	9.10	7.85
二月	9.90	8.65
三月	12.05	9.40
四月(直至最後實際可行日期)	11.40	10.65

本公司於二零零五年四月十一日之前六個月內，概無於聯交所或其他證券交易所購回股份。

一般事項

倘全面行使購回授權可能會對本公司之營運資金或負債狀況構成重大不利影響(比對本公司截至二零零四年十二月三十一日止年度之經審核賬目所披露之狀況而言)。然而，董事並不建議在足以對本公司於進行有關購回時之營運資金需求或負債水平構成重大不利影響之情況下行使購回授權。

各董事或(在各董事作出一切合理查詢後所知及所信)彼等任何聯繫人士目前無意在股東授予購回授權之情況下向本公司出售任何股份。

並無任何關連人士(定義見上市規則)通知本公司，表示倘股東授予購回授權時，彼等有意向本公司出售股份，亦無承諾不會向本公司出售股份。

董事已向聯交所承諾，在購回授權適用之情況下，彼等將根據上市規則及開曼群島之適用法例行使購回授權。

倘因購回股份而導致股東於本公司所佔之投票權益比例增加，則該項增加將被當作根據香港公司收購及合併守則(「收購守則」)之收購予以處理。因此，一名股東或一群行動一致之股東可取得或結合本公司之控制權，並有責任按收購守則第26條提出強制性收購建議。於最後實際可行日期，林偉華先生(「林先生」)及其家族實益擁有本公司已發行股本約46.55%權益。倘董事根據購回授權行使全部權力購回股份，則林先生及其家族佔本公司已發行股本之實際權益比率將會增至51.72%。根據收購守則第26條，該項增加將產生強制性收購責任。倘董事知悉行使任何購回授權將引致收購守則第26條之後果，則董事將不會行使授權至該限額。

以下為根據香港聯合交易所有限公司證券上市規則(「上市規則」)規定，就建議授予董事發行股份之一般授權(「一般授權」)及購回股份之一般授權(「購回授權」)而寄發予股東之說明函件。

購回授權

現建議倘購回授權之決議案獲通過，則最多可購回於通過該決議案以批准購回授權當日已發行之繳足股份10%。

於二零零五年四月十一日(即本文件付印前之最後實際可行日期)，已發行之股份數目為454,679,527股。因此，全面行使購回授權將使本公司得以購回最多達45,467,952股繳足股份。

購回之理由

董事相信，股東一般授權董事在市場上購回股份乃符合本公司及其股東之最佳利益。購回股份將僅在董事認為此舉將對本公司及其股東有利之情況下方會進行。購回行動(視乎當時市況及資金安排而定)或能提高股價及╱或每股盈利。

購回所需資金

購回股份時，本公司僅能根據其公司組織章程大綱與細則及開曼群島法例，動用可合法作購回用途之資金。預期購回所需資金會來自將被購回股份之繳足股本及╱或本公司可供分派之溢利。

市價

於二零零五年四月十一日(即本文件付印前之最後實際可行日期)之前十二個月內，股份在聯交所買賣之最高及最低市價分別如下：

	每股股份	
	最高	最低
	港元	港元
二零零四年		
四月	12.00	9.40
五月	11.15	9.30
六月	11.00	9.40
七月	10.60	9.40
八月	10.00	9.30
九月	9.50	7.70
十月	9.00	7.70
十一月	8.90	8.05
十二月	8.20	7.80

推薦意見

董事相信，發行及購回股份之一般授權以及重選董事乃符合本公司之最佳利益。因此，董事建議　閣下投票贊成將於股東週年大會上提呈之決議案。

此致

列位股東　台照

代表董事會
信利國際有限公司
主席
林偉華
謹啟

二零零五年四月十五日

於股東週年大會上將提呈普通決議案以按照股東週年大會通告所載之條款授權董事於(i)本公司下屆股東週年大會結束、(ii)於股東大會上撤銷或修訂該授權之日及(iii)法例或細則規定本公司必須舉行下屆股東週年大會之日(以最早者為準)止期間內隨時行使本公司權力於聯交所購回其本身之證券，可予購回之股份總面值不得超過本公司於通過有關決議案當日之已發行股本總面值10%(「購回授權」)。

於二零零五年四月十一日(即本文件付印前之最後實際可行日期)，已發行股份之數目為454,679,527股。因此，假設於舉行股東週年大會前並無購回或發行股份，全面行使購回授權將使本公司得以購回最多達45,467,952股繳足股份。

提供有關購回授權之相關資料之說明函件載於本通函附錄一。

重選董事

根據本公司之組織章程細則第120條，三分之一在任董事須於本公司每屆股東週年大會上輪席告退。退任董事將符合資格重選。

此外，根據公司細則第100條，董事會所委任以填補董事會空缺或加入現行董事會作為新成員之任何董事，僅會任職至本公司下屆股東週年大會止，其後將符合資格於會上膺選連任。

根據公司細則第120條，林偉華先生及葉祖亭先生須在股東週年大會上輪席告退。

林偉華先生將符合資格膺選連任執行董事，而葉祖亭先生亦膺選連任獨立非執行董事。在股東週年大會上，將提呈分別重選林偉華先生及葉祖亭先生為執行董事及獨立非執行董事之普通決議案。

有關林偉華先生及葉祖亭先生之詳細資料載於本通函附錄二。

股東週年大會

本公司將召開股東週年大會，以考慮並酌情通過普通決議案，召開大會之通告載於本通函第9至第11頁。隨附代表委任表格，以供股東在股東週年大會上使用。股東務請盡快填妥代表委任表格，並且無論如何最遲須於股東週年大會(或其任何續會)指定舉行時間四十八小時前交回本公司在香港之主要營業地點，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。交回代表委任表格後，股東仍可按本身之意願，親身出席股東週年大會，並於會上投票。

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：732)

董事：
林偉華
黃邦俊
張達生
李建華
葉祖亭*
香啓誠*
鍾錦光*

註冊辦事處：
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

(* 獨立非執行)

敬啟者：

發行及購回股份之
一般授權
以及
重選董事

緒言

本通函旨在向本公司股東(「股東」)提供有關建議股東授出發行及購回本公司每股面值0.10港元之股份(「股份」)之一般授權之資料。本公司將召開股東週年大會(「股東週年大會」)，以考慮並酌情通過上述建議決議案，而召開大會之通告載於本通函第9至第11頁。屆時亦會根據本公司之組織章程細則提呈決議案以重選告退之董事。

發行及購回股份之一般授權

於股東週年大會上將提呈普通決議案以(i)授予董事一般授權以發行、配發及以其他方式處理股份(以不超過通過決議案當日本公司之已發行及繳足股本(454,679,527股股份)之20%，即90,935,905股股份為限)(「一般授權」)及(ii)批准本公司根據購回授權(定義見下文)之權力購回之任何股份加入一般授權內。董事現時無意發行任何新股份。

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

「股東週年大會」	指	本公司謹訂於二零零五年五月十二日（星期四）上午十時三十分假座香港干諾道中5號香港文華東方酒店2樓 Chater Room 舉行之股東週年大會，大會通告載於本通函第9至第11頁。
「本公司」	指	信利國際有限公司，一家於開曼群島註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事
「最後實際可行日期」	指	二零零五年四月十一日，即本通函付印前確定所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	於任何時間均指當時之股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	公司收購、合併及股份購回守則
「港元」	指	港元，香港特別行政區之法定貨幣

目　錄

頁次

釋義 1

董事會函件 2

附錄一 — 說明函件 5

附錄二 — 於股東週年大會上獲提名重選董事之詳情 7

附錄三 — 可能要求以投票方式進行表決之程序 8

股東週年大會通告 9

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有信利國際有限公司之股份，應立即將本通函連同隨附之代表委任表格送交買主或其他承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：732）

發行及購回股份之
一般授權
以及
重選董事

信利國際有限公司之董事會函件載於本通函第2至4頁。信利國際有限公司謹訂於二零零五年五月十二日（星期四）上午十時三十分假座香港干諾道中5號香港文華東方酒店2樓 Chater Room 舉行股東週年大會，召開大會（或其任何續會）之通告載於本通函第9至11頁。

無論股東是否有意出席上述大會，敬希股東按隨附之代表委任表格所印備之指示盡快填妥表格，並且無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前交回本公司之主要辦事處，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。填妥及交回代表委任表格後，股東仍可按本身之意願，親身出席大會或其任何續會，並於會上投票。

二零零五年四月十五日



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 732)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We[I], ______________________________

of ______________________________

being the registered holder(s) of[II] ______________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), HEREBY APPOINT[III] the Chairman of the Meeting

or ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at Chater Room, 2/F, Mandarin Oriental, Hong Kong Limited, 5 Connaught Road Central, Hong Kong on Thursday, 12 May 2005 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the proposed resolutions set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and my/our name(s) in respect of the resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[IV]	AGAINST[IV]
1.	To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2004.		
2.	To declare a final dividend for the year ended 31 December 2004.		
3.	To elect Directors and to authorise the Board of Directors to fix their remuneration.		
	— Lam Wai Wah, Steven		
	— Ip Cho Ting, Spencer		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To approve the Ordinary Resolutions A to C as set out in the Notice of Annual General Meeting:		
	Ordinary Resolution A	A	A
	Ordinary Resolution B	B	B
	Ordinary Resolution C	C	C

Dated this __________ day of ____________________ 2005 Signature[V] ____________________

Notes:

I. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.**

IV. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holdings of Meeting or any adjournment thereof.

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：732)

股東週年大會或其任何續會
適用之代表委任表格

本人／吾等[附註一] ____________________

地址為 ____________________

為信利國際有限公司(「本公司」)股本中每股面值0.10港元股份 ____________ 股[附註二]

之登記持有人，**茲委任**[附註三]大會主席或 ____________________

地址為 ____________________

代表本人／吾等出席本公司謹訂於二零零五年五月十二日星期四上午十時三十分假座香港干諾道中5號香港文華東方酒店2樓 Chater Room 舉行之股東週年大會(或其任何續會)，考慮並酌情通過大會通告所載之擬提呈決議案，並按如下指示於大會(或其任何續會)上代表本人／吾等以本人／吾等名義就有關決議案投票；如無任何指示，則由本人／吾等之代表酌情投票。

	決議案	贊成[附註四]	反對[附註四]
1.	省覽截至二零零四年十二月三十一日止年度之財務報表及董事會與核數師之報告書。		
2.	宣派截至二零零四年十二月三十一日止年度之末期股息。		
3.	選舉董事並授權董事會釐定彼等之酬金。		
	— 林偉華		
	— 葉祖亭		
4.	委聘核數師並授權董事會釐定彼等之酬金。		
5.	批准股東週年大會通告所載之第A至C項普通決議案：		
	第A項普通決議案	A	A
	第B項普通決議案	B	B
	第C項普通決議案	C	C

日期：二零零五年 ________ 月 ________ 日　　　簽署[附註五] ____________________

附註：

一、 請用**正楷**填上全名及地址，所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以　閣下名義登記之股份數目。如無填報股份數目，則本代表委任表格將被視為與所有以　閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為受委代表，請將「大會主席或」等字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東，惟必須親自代表　閣下出席大會。**本代表委任表格內之各項修改均須由簽署人簡簽示可。**

四、 **重要提示：　閣下如欲投票贊成某項決議案，請在「贊成」欄內加上「√」號；　閣下如欲反對某項決議案，則請在「反對」欄內加上「√」號。**倘　閣下並無給予代表任何投票指示，則　閣下之代表可自行酌情投票。　閣下之受委代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署。如屬法人團體，則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 本代表委任表格連同授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1-3號忠信針織中心2樓)，方為有效。

七、 倘屬股份之聯名持有人，名列首位之聯名持有人方可優先投票(不論親自或委派代表)，其他聯名持有人概無投票權；就此而言，排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及交回本代表委任表格後仍可出席大會。倘　閣下在遞交本代表委任表格後出席大會，則本代表委任表格將被視為已遭撤回。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Announcement of 2004 Final Results

Financial Highlights			
(For the year ended 31 December)	2004 *HK$000*	2003 *HK$000*	Change %
Turnover	3,406,992	1,399,898	+143
Gross profit	791,023	406,377	+95
Profit attributable to shareholders	526,501	192,649	+173
EPS			
— Basic	HK$1.18	HK$0.43	+174
— Diluted	HK$1.13	HK$0.42	+169
DPS			
— Interim	17 HK cents	7 HK cents	+143
— Final	23 HK cents	12 HK cents	+92

CHAIRMAN'S STATEMENT

Dear shareholders,

Starting this year I report to you straightforwardly.

Let me summarize the 2004 key figures:

— *Group Revenue was HK$3.41 billion (+143%)*

— *Net Profit was HK$527 million (+173%)*

— *Sales from LCD division were HK$3.14 billion (92.1% of Group Revenue).*

- *Sales for Mobile Handset LCD application was HK$2.228 billion (65.3% of Group Revenue)*
- *Sales for non Mobile Handset LCD application was HK$912 million (26.8% of Group Revenue)*

— *Net cash from operating activities increased to HK$593 million (+308%)*

— *Surplus cash and bank balances, net of bank and other borrowings at 31 December 2004 was HK$53 million.*

— *Current ratio as at 31 December 2004 was 1.9 times*

— *Earnings per share was HK$1.18 (+174%)*

— *Return on Equity was 37% (+95%)*

The people and know how

Over the last 25 years I have been guiding Truly from a successful labour intensive factory to become a technology based, people based company. Today I am proud to announce that Truly has metamorphosed into a financially strong, world-class LCD manufacturer with elite people and advanced technologies. We are delivering TN, monochrome and colour STN, TFT and OLED flat panel products and total solutions to customers around the world.

The plant management team has 233 members, of which 196 (84%) are undergraduates or possess higher academic qualifications. The average age is 30.1 years old. The research and development team has 479 men and women, of which 430 (90%) are undergraduates or possess higher academic qualifications. The average age is 28.6 years old. The teams are very stable with only 1.1% and 1.7% churn rates respectively, far lower than the average 5.10% and 11.80% respectively in Guangdong Province during the year. Truly has about 5,000 workers, 98% of them live within 5Km from the factory. The 2.11% labour churn rate contributed to the stability and improvement of our quality and production efficiency, and was far lower than the 17.8% average labour churn rate of foreign owned enterprises (FOEs) as reported by the Human Resources Market newspaper in 17 January 2005 , citing an independent research conducted jointly by Jiaotung University.

During the year the average equipment utilization rate increased to 90% (2003: 65%). This was achieved through the improvement of the machine automation ratio and equipment upgrade. As a result we were able to sell 1.43 times more without significant increase in the number of workers as well as plant and machineries investment.

The Mobile Handset LCD business

We have continued to gain market share in the growing colour display mobile handset market both in China and in Overseas. A reputable independent research organization reported that 670 million handsets were delivered worldwide in 2004. It predicates the market will expand by 8% in 2005 reaching 730 million units. There were 274 million new GSM subscribers in 2004, according to the GSM Association, putting the world's total GSM users at 1.266 billion. 288 millions of these GSM subscribers lived in China. I believe a 1.266 billion GSM handset user market could sustain the LCD industry's healthy growth.

We have delivered 12 million CSTN modules in 2004 and become a major supplier to China mobile handset manufacturers and Korean LCD module makers. We have employed specific market strategies to mobile handset LCD users in different countries and, as a result, have achieved fabulous business throughout the year.

In China, Truly has established excellent relationship and co-operation with mobile handset makers and solution providers (design houses). Through the provision of better display solutions and highly customized services, we have been receiving more business.

In Korea, Truly delivered 7.9 million CSTN panels in 2004, accounting for 5.6% of the local market share. Since Korean mobile handset makers would only purchase their LCD modules from Korean suppliers, we strategically focused on the local LCD module assemblers by supplying them semi-processed CSTN panels. These local LCD module assemblers would be able to lower their production costs with our semi-processed panels. They would then manufacture various LCD modules for Korean and international brand mobile handset makers. In 2005 we have successfully become CSTN panel supplier to an internationally renowned Korean brand mobile handset manufacturer. We target to deliver 25 million CSTN panels for the full year to take a 10.33% local market share.

A European telecommunication company, which has mobile handset factories in Europe, Central and South America, has contracted Truly to supply CSTN modules. We are working to add 2 more telecommunication

3. *Finance costs*

	Year ended 31 December 2004 *HK$'000*	2003 *HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	13,812	8,473
Finance leases	389	1,192
	14,201	9,665

4. *Taxation*

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the year. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. *Dividends*

	Year ended 31 December 2004 *HK$'000*	2003 *HK$'000*
Interim dividend paid of 17 HK cents (2003: 7 HK cents) per share	76,762	31,098
Final dividend proposed of 23 HK cents (2003: 12 HK cents) per share	103,889	53,659
	180,651	84,757

6. *Earnings per share*

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December 2004 *HK$'000*	2003 *HK$'000*
Earnings for the purposes of basic and diluted earnings per share	526,501	192,649
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	447,983,270	444,259,527
Effect of dilutive potential ordinary shares — share options	18,571,052	13,454,880
Weighted average number of ordinary shares for the purposes of diluted earnings per share	466,554,322	457,714,407

MANAGEMENT DISCUSSION AND ANALYSIS

Segmental Information

By geographical segments:

	2004 Turnover *HK$'000*	2003 Turnover *HK$'000*
The People's Republic of China	2,265,565	735,278
South Korea	443,167	204,505
Japan	241,350	186,736
Hong Kong	135,207	102,822
Europe	113,778	73,083
Others *(Note)*	207,925	97,474
	3,406,992	1,399,898

By business segments:

	2004 Turnover *HK$'000*	2004 Segment result *HK$'000*	2003 Turnover *HK$'000*	2003 Segment result *HK$'000*
Liquid crystal display products	3,138,393	618,989	1,222,535	262,772
Electronic consumer products	268,599	2,625	177,363	(20,004)
	3,406,992	621,614	1,399,898	242,768
Interest income		1,477		1,280
Unallocated other operating income		—		14
Unallocated corporate expenses		(1,075)		(730)
Profit from operations		622,016		243,332

Note: This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

MARKET ANALYSIS

in our OLED to over 20,000 hours, well over the standards for applications in automobiles products and home appliances. Currently, the Group plans to develop 2"QCIF (176x220) active matrix AM OLED products and expects to have the sample ready in November 2005. It will be promoted for application as the display module in 3G handsets.

As to the TFT business, the Group has also developed a full range of TFT display modules in different sizes and dot matrix for mobile handsets. The Group has successfully developed 1.22-"1.99" 128x160 dot matrix, 1.88"-2.2" 176x120 dot matrix, and 3.5" above to 7" QVGA 320x240 dot matrix TFT modules. Furthermore, it also actively developed small- and medium sized wide temperature range display modules for applications in automobiles and industrial product. The Group also customized to develop exclusive TFT panel and TFT module for major customers.

In response to the demand for 3G handsets in the market, the Group aggressively developed CSTN, OLED and TFT modules with streaming video capability. To meet the strong demand for camera-embedded handsets, the Group has also developed camera sensor modules and planned to commence mass production in June 2005. Integrating Truly's strength in LCM, the Group offers customers more competitive, multi-functional and value added camera handset module total solutions.

Furthermore, in the area of consumer electronic products, the Group pioneered in launching the first colour display MP3 player in China and constantly enriches its product lines. Truly's MP3 players are well received by end customers who are fond of the Truly brand as well as its ODM customers.

Future Outlook

Stepping into 2005, the world has entered into the preliminary stage of 3G and digital era with continuous introduction of numerous new handset models and other digital products. Capitalizing on the strong client relationship and all-rounded technical skills, the Group will continue to develop the LCD business to meet different customers' needs. Overall, we are optimistic about the Group's business outlook and performance.

The growing medium- to small-sized LCD market, especially for the application of automobile and industrial products, helps to strengthen the foundation for the Group's business growth. Meanwhile, Japan will also start utilizing color display for DECT Phone and Cordless Phone. Looking forward, the Group expects Asia market, especially Japan and Korea, will be the main growth driver. With continuous expansion in market coverage, we believe more corporations and products will be using the Group's CSTN display products. Furthermore, we will also focus in strengthening our market position in handset display module industry in Korea. Revenue from overseas market for the year 2005 is anticipated to grow by 40% as compared to 2004.

The orders-on-hand of telecommunication products in China remains robust. According to CCID, Domestically-manufactured handsets will be reaching 252.3 million, 282.3 million and 311.2 million units in 2005, 2006 and 2007 respectively, representing growth rate of 14.76%, 12.02% and 10.14%. According to 2005 economic development target set by the Ministry of Information Industry, approximately 260 million units of handsets will be produced in China in 2005, registering a year-on-year growth of 13%, in which 160 million units are targeted for export markets. Together with the robust development in handsets industry, such market will continue to be the important growth driver of the Group. In addition, the rising trend of the demand for color handsets display will lead to increasing numbers of orders placed for CSTN, color OLED and TFT products of the Group. After adding the new CSTN production line in May 2005, our production capacity could simultaneously satisfy the demand of 20 to 25 handset manufacturers.

Market outlook of automobile industry in China is encouraging with increasing numbers of automobile manufacturers in the world to set up the manufacturing and packaging factories in China. According to Xinhua Net's estimate, the growth rate of automobiles and sedan in terms of production units will grow by approximately 13% and 15% respectively in 2005. LCD display products of the Group are mainly used as displays for speedmetre, audio system and GPS products. Truly will continue in strengthening its relationship with automobile parts manufacturers, in order to maintain double-digit growth in the sale of automobile display products.

With expanding application of CSTN, we expect the Group will still be facing certain pressure from other competitors in terms of both quality and price. Generally, either CSTN or TFT is used as display for colour handset. Although CSTN has slower responding time and poorer picture quality than TFT, the price of CSTN modules is cheaper by 10–15%. Within a GSM network of 2.5G or below, both CSTN and TFT displays can satisfy the needs of the majority. On the other hand, 3G or CDMA network can both support interactive multi-media. If the unsolved technical issues regarding the displaying of interactive screen by using CSTN at the time when 3G network becomes the mainstream in the world, then CSTN market will likely to lose its market position and becomes minimal. Currently, 90% of the existing networks in the world are GSM, which represents a lucrative market of 1.26 billion users. As a result, new handset users, change and upgrade of GSM handsets presents the Group with a enormous business opportunity. GSM market covers approximately one-fifth of the world's population — with such massive scale and extensive coverage area, it is not easy for 3G to takeover and become the mainstream network. Regardless of slower responding time of CSTN as compared with TFT, there will be no major differences in terms of performance in small-sized products. In addition, together the custom-made feature and shorter order-delivery time possessed by CSTN, CSTN is expected to retain its leading position in its application in the handset and automobile products in the future. The in-depth technology know-how and patents of CSTN products will benefit the Group in the market. To further expedite the production capacity of CSTN, an additional CSTN production line will be put into operation in May 2005. The Group is also considering to add another CSTN production line in 2006. The Group will become the largest CSTN producer in the world by then with 1.8" CSTN panel's monthly production volume reaching 9.5 million pieces. Furthermore, the cost of CSTN products of the Group will be dramatically lowered with increasing competitive power in the market. The Group will also manufacture major components of display modules, such as FPC and motor, etc.,by our own production plants.

On the other hand, leveraging on technical expertise in display products, the Group will further explore consumer market. On the existing enriched MP3 product series, the Group will develop new MP3 and MP4 products with CCD camera and U-drive features. The strengthening of "Truly" brand and increasing numbers of ODM customers will provide the business with sustainable and attractive growth.

Conclusion

Truly possesses 25 years of professional electronic products manufacturing experience. With a prudent operational style, Truly closely monitors the market trend, focuses on the production and manufacturing without diversifying into other industries. Over the years, we pursued the corporate culture of "Integrity Based" and the management philosophy of "Human Based", as well as emphasized the importance of technology advancement to the products and the Group. A professional team of production management and research and development has been established, who are able to manage every procedure of the whole process and follow the market trend. Therefore, Truly was able to maintain stable operations and strong profitability during the development phase. With our solid foundation and advanced technology built over the years, Truly has started to enter the phase of rapid development.

manufacturer. We target to deliver [illegible]

A European telecommunication company, which has mobile handset factories in Europe, Central and South America, has contracted Truly to supply CSTN modules. We are working to add 2 more telecommunication company and European brand to our customer list within this year. Our target shipment for Europe is 2 to 4 million CSTN modules.

The unaudited revenue of the Group for the first quarter of 2005 was HK$950 million, increased by 268 million or 39% as on a year on year basis.

A brand new CSTN glass panel production line will be in operation by May 2005. This will increase our annual production capacity of CSTN module up to 60 million units.

The LCD business not related to mobile handset

Telecommunication

Aside from the mobile handset business, advanced DECT system and 900MHz cordless phones are using more CSTN displays due to the improvement of CSTN cost and the higher retail prices of these cordless phones. This comprises a good portion of the 5.25% (HK$160 million) LCD business in Truly's non-mobile handset telecommunication sector.

Automobile Industry

We have also a strong market position on the automobile industry. In Japan we are supplying LCD products to car makers through the biggest auto parts agent. We are also in active negotiations with some car makers directly. We are in business talks with two European and US auto parts agents' China offices. Another European auto parts agent also qualified us and is in talks with us now. The use of LCD products in the automobiles will create a market we should not miss. I think this is a steady growing and important long term market for us.

Technology and Competitiveness

Some of the Group's technical inventions have become our core competitiveness. We now own 15 patents in LCD and OLED technologies, 12 of them are inventions. 4 among these 12 inventions are also being processed for international patents. 5 more are in the pipeline this year.

The Chinese Government pays much attention and support to our research and development achievements in the display technologies. During the year our Organic Light Emitting Display (OLED) project was separately enlisted in the Chinese National High and New Technology Research and Development Program, the renowned "863 Program", and the Guangdong Provincial Government Critical Area Breakthrough Program. With the enlistment, two sizeable research grants were awarded to the Truly OLED project.

We have mastered the engineering technology and research and development on the current major small to medium size LCD applications. The existing full range of CSTN, TFT and OLED products laid the solid foundation of a Truly "Supermarket for small to medium size display product". In 2004 we released more than 500 CSTN mobile handset module standard designs, severing virtually each and every need of our mobile handset manufacturers. We also explore CSTN's applications in non mobile handset areas like MP3 player, DECT phone, cordless phone, portable game player and digital electronic products. The group has successfully mass produced small size full colour passive matrix PM OLED display to be used in mobile handset and MP3 players. We also have developed TFT LCD mobile handset modules with different size and pixels and wide temperature range LCD modules for automotive and industrial applications. Looking ahead the Group introduced CSTN, OLED and TFT mobile handset modules with streaming video capability for 3G handsets.

Lastly, I want to thank our staff and their families for their dedication and hard works, our customers for their business and support, our suppliers for their great efforts to help us to fulfill our commitment and deliveries and you, our valued shareholders, for the trust and investment put on us.

AUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 December 2004 HK$'000	2003 HK$'000
TURNOVER		3,406,992	1,399,898
Cost of sales		(2,615,969)	(993,521)
Gross profit		791,023	406,377
Other operating income		16,061	7,861
Distribution costs		(31,979)	(39,189)
Administrative expenses		(153,089)	(131,717)
PROFIT FROM OPERATIONS	2	622,016	243,332
Finance costs	3	(14,201)	(9,665)
Share of results of an associate		143	713
PROFIT BEFORE TAXATION		607,958	234,380
INCOME TAX EXPENSE	4		
— Hong Kong		31,306	19,852
— Overseas		47,591	22,852
— Deferred		2,530	(1,134)
— Associate		30	161
		81,457	41,731
NET PROFIT FOR THE YEAR		526,501	192,649
DIVIDENDS	5	180,651	84,757
EARNINGS PER SHARE	6		
Basic		HK$1.18	HK$0.43
Diluted		HK$1.13	HK$0.42

Notes to Audited Consolidated Financial Statements

1. *Adoption of statements of standard accounting practice*

In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

2. *Profit from operations*

Profit from operations has been arrived at after charging:

	Year ended 31 December 2004 HK$'000	2003 HK$'000
Depreciation on fixed assets	112,421	86,965
Staff costs, inclusive of directors' remuneration	154,751	123,357
Amortisation on development expenditure	9,455	790
Write-off of development expenditure	781	—

MARKET ANALYSIS

Reviewing the annual performance, the Group's LCD business recorded robust growth, with turnover amounting to HK$3.14 billion and accounting for 92.1% of the Group's total turnover, of which 75% of the sales revenue from the LCD business came from telecommunication related products and 25% from non-telecommunication related products. Among the telecommunication related products, CSTN and TFT LCD products accounted for 60% and 9.75% respectively of the sales revenue from the LCD business, while other telecommunication products accounted for 5.25%. Among the non-telecommunication related products, consumer electronic products accounted for 15% of the sales revenue from the LCD business, followed by MP3 player which took up 3.25%, industrial products 2.5%, automobile displays 2%, office automation equipment displays 2%, and others 0.25%.

In addition, the Group's consumer electronic product business recorded a turnover of HK$269 million, of which MP3 accounted for HK$203 million, followed by calculators that accounted for HK$32 million, PCB boards HK$22 million, and battery powered toothbrushes HK$12 million.



Turnover Breakdown
Electronic Consumer Products 8%
LCD Products 92%
LCD Products Sales Composition
Office automation device displays 2%
Automobile product display 2%
Others 0%
Industrial product display 3%
MP3 3%
Consumer electronics 15%
Other communication related products 5%
TFT 10%
CSTN 60%

According to information from IDC, the world's total handset output in 2004 reached 664.5 million sets, of which 35.1%, equivalent to 230 million sets, were manufactured in China. With over a decade's extensive experience in the research and development of handsets, the Group continually leads the market trend by introducing new handset display modules. For instance, the Group pioneered in launching a wide range of CSTN standard modules which were widely applied in the market. We were also amongst the first in China to launch camera sensor embedded display modules and introduced the first handset module using an OLED display panel as the secondary display. The Group has maintained solid and good relationships with several handset design houses. On this basis we provided these design houses' clients, the handset manufacturers, with dedicated marketing and engineering staff. We offered customized services that cater to the needs of customers, striving to be a one-stop handset LCD module (LCM) service provider. The Group has currently developed trustworthy partnership with 13 PRC brand handset manufacturers, and has developed initial cooperation with 7 other PRC brand and 3 international brand handset manufacturers. These favourable relationships brought satisfactory returns to the Group during the year under review. It is expected that as the sales volume of global colour display handsets continues to increase, the Group will continue to reap fruitful returns.

The Group posted a 83% increase in sales revenue from the European & the US and Korean LCD markets. Turnover from the Korean market accounted for 49% of the total turnover from the overseas LCD markets, while Japan and Europe & the US accounted for 27% and 24% respectively. Our engineers stationed at our Korean customers' factories. In addition, a US sales office was set up during the year under review to establish a US sales network. Furthermore, in Europe, Korea and Japan, the Group has signed up new clients that engage in the handset manufacturing, telecommunication service, industrial products and home appliance industries.

The Group has successfully transformed itself from a conventional electronic product manufacturer to a professional enterprise that focuses on flat panel display technologies. With its unrivalled capability and leading technology, the Group will continue to emerge as the world's leading supplier for small- and medium-sized display products and total solutions. The Group's performance in the first quarter of 2005 continued to record impressive growth. Unaudited turnover for the period amounted to HK$950 million, representing a year-on-year growth of over 39% (1Q2004: HK$682 million).

Production, Manufacturing and Logistic Management

During the year under review, in the face of pressures from both increasing raw material costs and declining handset module prices, the Group's gross profit margin declined from 29% in 2003 to 23% in 2004. Despite this, the Group's net profit margin continued to increase from 13.8% in 2003 to 15.5% in 2004. The continual growth in profitability was attributable to the introduction and implementation of the 6 Sigma management system, under which stringent cost controls were exercised in procurement, production and logistic arrangements. In addition, technological upgrades led to an increased product yield. Raw material wastage was maintained at a reasonable level.

On the manufacturing front, although the Group did not add new production lines during the year under review, it upgraded its facilities to fully realize the utilization rate of its existing facilities. Automation level was raised, staff were motivated, and the production efficiency and the stability of product quality were enhanced. The average utilization of the Group's facilities in 2004 increased to 90%, up from 65% in 2003. LCD average annual per capita output increased to HK$815,000 in 2004, representing an impressive growth of 70%.

With respect to logistics, the MRP II system implemented in 2004 brought significant results. Truly's MRP II system was linked to the Customs Authority computer system, increasing the efficiency of the customs clearance, enabling the Group to enjoy a smooth logistics workflow and strengthening monitoring efforts. The Group was also able to carry out a more sophisticated and accurate rolling production planning system to ensure the delivery of raw materials was perfectly in line with the commencement of production. As such, the achievement rate increased from 50% at the beginning of the year to 95% at year-end. The production procedure enhancement allowed the manufacturing base to exercise more stringent controls on upstream materials and stock inventory, shortening the cycle for inventory check-ups and storage periods. While the Group posted an increase of 143% in production value, the inventory turnaround period and inventory value were lowered to 60 days and HK$450 million at the year-end, as compared with 100 days and 290 million at 2003 year-end. The Group expects to further reduce the inventory turnover period to 45 days in 2005.

Technology, Research and Development

As to the engineering technology and R&D aspect, the Group has mastered the technology for manufacturing a full range of LCD displays in the small- to medium-sized regime. Catering to the diversified, multi-leveled and different needs of customers in the handset industry, the Group adopted a dual strategy by offering standardized CSTN products and customized CSTN products. We released more than 500 standard handset display modules in 2004, covering almost every sizes and modes in the market, reflecting Truly's spirit of a Supermarket for the small- to medium-sized LCD products to provide comprehensive choices to customers. As a CSTN panel and module pioneer, the Group has accumulated extensive experience and achieved a substantially higher competitive edge in terms of product qualities and prices. The Group has made huge investments in the CSTN technology and manufacturing know-how and skills since 1998. The product yield of CSTN products was above 90% in 2004. One CSTN module's response time was shortened to 90 milli-seconds to display 12 picture frames in one second. The Group is also committed to the promotion of CSTN application to the non-handset sector, such as MP3 player, DECT phones, cordless phones, handheld games, other mobile digital products, etc. Contributions from these non-handset categories are expected to increase in the second half of 2005.

The Group first installed the OLED manufacturing facilities in June 2003. It now has successfully commenced the mass production of small sized, coloured (passive-matrix) PM OLED products (current monthly production approximately 20,000 pieces and is expected to reach 80,000 pieces in July 2005). These OLEDs were mainly applied in MP3 products. The qualities of these products have attained international levels, in particular the improvement of the live cycle of the red colour in OLED. While Red colour is generally considered short-lived among the industry, we applied certain structural modification in components to extend the live of the red colour rapid development.

Looking ahead, with the leadership of reliable and visionary management and the dedication of our employees, we will put all our effort to work together for our business, endeavor to maximize returns to our shareholders and bring prosperous future to our customers. Truly is confident to concentrate on being a professional research and manufacturing company in the small- to mid-sized display panel technology and being the No. 1 in the small- to mid-sized display panel sector in the world.

Financial Analysis

Investments, Assets and Liabilities

During the year, the Group acquired plant and machinery with a total value of HK$165 million and properties under development amounting to HK$6 million for the purpose of expanding its manufacturing capacity in its production base in the PRC.

Total assets were increased by approximately 39% to HK$2,409 million which comprised HK$1,477 million of current assets, HK$894 million of fixed assets and HK$38 million of deferred expenditure and other long-term assets. Total liabilities were about HK$1,001 million of which HK$758 million were current liabilities and HK$243 million were long term liabilities. The current ratio was maintained at a healthy level of 1.9.

Liquidity and Financial Resources

Turnover and net profit for the year were increased by 143% and 173% respectively. Earnings per share were accordingly enhanced by approximately 174%.

As at 31 December 2004, the surplus cash and bank balances, net of outstanding bank and other borrowings were about HK$53 million (2003: net debt of HK$221 million). These borrowings bear interest at prevailing market rate and their maturity profiles are shown in notes 23 and 24 to the financial statements.

The Group is now in the strongest financial position in its 25 year history and ready for future expansion while keeping a sufficiently high level of cash and bank balances (HK$476 million as at 31 December 2004) together with adequate unutilized banking facilities. The gearing ratio based on total liabilities, net of cash and bank balances was approximately 37%.

Capital expenditure of approximately HK$550 million for the next three years in respect of acquisitions of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

During the year, the Group issued 7,430,000 ordinary shares of HK$0.1 each under the 2001 share option scheme at HK$2.196 per share, for a consideration of HK$16,316,280. The new shares rank pari passu with the existing shares in all respects and the issued share capital of the Company was accordingly increased to HK$45,168,953 at 31 December 2004.

The state of the Group's current order books is very excellent.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the year.

Additions to and disposals of fixed assets mainly in plant and machinery were approximately HK$187 million and HK$14 million respectively during the year. As at 31 December 2004, the Group had pledged certain of its machinery with an aggregate carrying value of around HK$55 million to secure banking facilities.

More than 5,200 workers and staff are currently employed in our Shan Wei factory and approximately 80 personnel in the Group's Hong Kong office. Total staff costs for the year were about HK$155 million.

Other than trade bills of around HK$27 million discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedges, if any.

OTHER INFORMATION

Dividends

The directors recommend the payment of a final dividend for the year ended 31 December 2004 of 23 HK cents per share (2003: 12 HK cents) which, together with the interim dividend of 17 HK cents (2003: 7 HK cents) paid in October 2004, makes a total dividend for the year of 40 HK cents per share (2003: 19 HK cents).

The total dividend payout ratio for the year was about 34% and it is the Board's long term target to keep this ratio in between 30% and 35%.

Closure of Register of Members

The Register of Members will be closed from 3 May 2005 to 9 May 2005, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 29 April 2005.

Annual General Meeting

The 2005 Annual General Meeting of the Company will be held on 12 May 2005. A notice convening the meeting will be issued in due course.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the year.

Corporate Governance

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the year under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Exchange") and the Code of Best Practice set out in Appendix 14 to the Listing Rules.

The Group has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

Sufficiency of Public Float

The Company has maintained a sufficient public float throughout the year ended 31 December 2004.

Annual Report

The 2004 Annual Report containing all the information required by the Listing Rules will be published on the websites of the Exchange and the Company in due course.

On Behalf of the Board of Directors
Lam Wai Wah, Steven
Chairman

Hong Kong 30 March 2005

集團本地和國際品牌的手機製造商作手機樂配。今年我們成功取得一個韓國國際品牌的 CSTN 玻璃訂單，預期在二零零五年付運量可達2,500萬片，當地市場佔有率為10.33%。

我們已開始為一家在歐洲，中南美洲設有手機工廠的歐洲電訊公司生產 CSTN 模組，並期望年內再增加2個歐洲電訊公司或品牌的客戶。二零零五年目標付運數為200萬至400萬個 CSTN 模組。

我們於二零零五年首季度未經審核的銷售額為9.5億港元，比二零零四年度同期增長2.68億港元或39%。

我們一條新的 CSTN 玻璃面板生產線將於5月投入運作，將把公司的 CSTN 模組的年產量增加至6,000萬片。

非手機用 LCD 業務

通訊

除了手機，先進的 DECT 制式和900兆赫的無線電話也開始採用 CSTN 彩屏，因為 CSTN 彩屏的價格已改善了很多，而這些高檔無線電話的零售價也不算太低。我們的5.25%(1.6億港元)通訊產品(非手機)LCD 銷售，很多大部是來自這方面的業務。

汽車工業

我們在汽車工業穩佔一席之位。通過日本最大的零部件供應商，我們付運 LCD 製品予多家日本車廠。有些日本車廠更直接與我們進行業務磋商。我們與兩家歐美的汽車零件供應商中國辦事處正進行業務磋商，另外一家歐洲的汽車零件供應商亦完成辞審工作。LCD 產品在汽車的應用將不容忽視。對於我們來說，這是一個長遠而重要的市場。

科技與競爭力

集團部分技術發明專利已成為集團的核心競爭力之一。目前已擁有顯示技術方面的發明專利12項、實用新型專利3項，共計15項，其中有4項正準備申請國際專利。另尚有5項發明專利正在辦理申請中。我集團之半導體研發中心得到中國政府的重視和關注。集團全彩色有機電致發光顯示器件(OLED)專案被列為廣東省關鍵領域重點突破專案，和中國國家高新技術研究發展計畫(863計畫)專案，並分別獲政府科研經費。

在工程技術和研發方面，集團已掌握和形成涵蓋當前主要中小尺寸顯示屏技術之體系，目前已推出的 CSTN、OLED、TFT 產品系列形成「信利中小尺寸顯示屏超級市場」，為客戶提供了全方位選擇。二零零四年已推出的 CSTN 手機標準顯示模組已達到500多款，幾乎涵蓋了當前市場上所有不同尺寸及模式，公司還致力於推廣拓展 CSTN 在非手機領域的應用，如 MP3播放器、DECT 制式電話、室內無綫電話、遊戲機、其他移動數碼產品等的廣泛應用。集團 OLED 項目目前已成功量產小尺寸全彩被動式(passive matrix) PM OLED，主要應用於手機和 MP3 產品。產品性能已達到了國際水準。而在 TFT 顯示器方面，也開發了不同尺寸及點陣的多款 TFT 手機用 LCD 模組。此外，還積極開發出了中小尺寸的超寬溫的顯示模組，應用於汽車及工業用顯示器領域。因應手機市場對於3G的需求，集團積極開發出 CSTN、OLED、TFT 等具有串流動態顯示功能的模組。

最後，我要多謝各位員工及他們的家人，為公司所付出的努力和奉獻。感謝客戶的業務和支持；多謝供應商同心協力，使我們能及時付運。還有，感謝各位股東的信任，把你們的投資託付給我們。

經審核綜合收益表

	附註	截至十二月三十一日止年度 二零零四年 千港元	二零零三年 千港元
營業額		3,406,992	1,399,898
銷售成本		(2,615,969)	(993,521)
毛利		791,023	406,377
其他經營收入		16,061	7,861
分銷成本		(31,979)	(39,189)
行政費用		(153,089)	(131,717)
經營溢利	二	622,016	243,332
財務費用	三	(14,201)	(9,665)
應佔一家聯營公司業績		143	713
除稅前溢利		607,958	234,380
所得稅開支	四		
一 香港		31,306	19,852
一 海外		47,591	22,852
一 遞延		2,530	(1,134)
一 聯營公司		30	161
		81,457	41,731
本年度純利		526,501	192,649
股息	五	180,651	84,757
每股盈利	六		
基本		1.18港元	0.43港元
攤薄		1.13港元	0.42港元

經審核綜合財務報表附註

一、 採納會計實務準則

香港會計師公會於二零零四年頒佈多項新訂或經修訂之香港會計實務準則(「香港會計實務準則」)及香港財務申報準則(「香港財務申報準則」)(統稱「新香港財務申報準則」)，由二零零五年一月一日或之後開始的會計期間生效。本集團並無於截至二零零四年十二月三十一日止年度之財務報表中提早採納此等新香港財務申報準則。

液晶體顯示器產品	3,138,393	618,989	1,222,535	262,772
電子消費產品	268,599	2,625	177,363	(20,004)
	3,406,992	621,614	1,399,898	242,768
利息收入		1,477		1,280
未分配之其他經營收入		—		14
未分配之公司費用		(1,075)		(730)
經營溢利		622,016		243,332

附註：此項目包括對南北美洲、歐洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

市場分析

縱觀全年，集團之液晶顯示器(LCD)業務劇增，營業額達到31.4億港元，佔全集團總銷售額的92.1%(見表一)。其中通訊類產品佔75%，非通訊類產品佔25%。在通訊類產品中，手機用彩色超扭曲向列型液晶顯示器產品(CSTN)佔60%，手機用薄膜電晶體顯示器產品(TFT)佔9.75%，其他產品5.25%；在非通訊類產品中，消費類電子產品顯示器佔15%，MP3顯示器佔3.25%，工業產品顯示器佔2.5%，車載產品顯示器佔2%，辦公自動化設備(OA)顯示器佔2%，其他佔0.25%。

另一方面，集團消費類電子產品營業額錄得2.69億港元，其中數碼產品MP3播放器達2.03億港元，計算器產品過三千二百萬港元；線路板二千二百萬港元；電動牙刷為一千二百萬港元。




CSTN

據 IDC 的資料，二零零四年全球手機出貨量為6.643億部，中國境內生產的手機約佔35.1%(2.3億部)。我集團有近十年豐富的手機開發經驗，故能以不斷推出手機顯示器模組新產品來引導市場潮流。如在中國大陸率先推出多款 CSTN 標準產品，目前為市場廣泛採用；率先在中國大陸推出帶攝像頭的手機顯示模組及率先推出帶 OLED 副屏的手機顯示模組。我司在穩固和維持與數家手機方案商良好合作關係的基礎上，派駐專門的市場和工程人員，為主要的手機製造商提供緊密之貼身服務，致力成為各手機客戶的手機顯示模組(LCM)之一站式供應商。目前，我集團已與13家中國品牌手機製造商建立起可信賴之合作夥伴關係，另外還與其他7家中國品牌和3家國際品牌的手機製造商建立了初步合作關係。而此種良好合作關係在回顧年內給集團業績帶來理想增長，相信還將會在全球彩屏手機量持續增長的今後，為集團持續帶來良好收益。

在歐美和韓日 LCD 市場，我集團之營業額較二零零三年有83%的增長。二零零四年集團韓國市場佔到整個海外 LCD 市場的49%，日本佔27%，歐美及其它佔24%。我們為韓國客戶派駐專門的應用工程師，並於回顧年度內在美國設立銷售代理，建立起了全美的銷售網路，在歐洲和韓日，已開拓了數家新的手機，電訊公司，和工業及家用電器客戶。

由此可見，本集團已由傳統的電子產品廠家成功轉型為專注於平面顯示技術領域之專業企業。信利憑藉驕人的實力和領先的技術，將繼續朝成為全球中小尺寸顯示屏之超級供應商的目標邁進。集團於二零零五年第一季度繼續保持強勁的增長勢頭，未經審核的營業額達9.5億港元，較二零零四年同期(6.82億)上升超過39%。

管理、生產及物流

回顧年度內，LCD 產品在面臨原材料價格上漲和手機模組價格下降的雙重壓力下，公司的毛利率儘管較零三年的29%下降到23%，但純利率仍保持增長，上升至15.5%，較零三年(13.8%)有所增加。純利率得以增長，有賴於集團初步導入並推行六個西格瑪(6 SIGMA)之管理體系，實施由採購、生產至物流的嚴謹的成本控制；亦有賴於技術水平的提升及良品率保持在較高水平，以致物料消耗維持在合理之水平。

生產方面，於回顧年內，集團雖然沒有新增生產線，但對現有設備進行升級改造，充分發揮現有設備的利用率。提升生產自動化率，充分調動人員的積極性，並進一步提高生產效率和產品的穩定性。二零零四年設備平均利用率從二零零三年的65%提高到90%以上。LCD 的人均年產值增加到二零零四年的81.5萬，上升了70%。

物流方面，集團於二零零四年推行的材料徵用及生產計量系統(MRP II)為我們帶來顯著成效。材料徵用及生產計量系統(MRP II)與海關聯網運行，加速了集團通關效率，使集團物流更為順暢透明，增強了有效監控力度。集團實施了更為精細、準確的滾動式生產計量，嚴格實行同步到料計量控制。計量的達成率由回顧年初的50%提升到年底的95%。工廠通過對生產流程優化，加強了對線上品和物料倉的控制力度，縮短了查倉、退倉週期。存倉週期和存倉金額在產值提升143%的前提下，也分別由二零零三年的100天(年底2.9億港元)控制至60天(年底為4.5億港元)。集團二零零五年計畫之存倉週期將會控制在45天內。

技術及研發情況

在工程技術和研發上方面，集團已掌握和形成涵蓋當前主要中小尺寸顯示屏技術之體系。本集團針對手機市場多元化，多層次及不同客戶群之需求，注重推行標準品和差異化 CSTN 產品並行策略。二零零四年推出的 CSTN 手機標準顯示模組已達到500多款，幾乎涵蓋了當前市場上所有不同尺寸及模式，充分體現了「信利中小尺寸顯示屏超級市場」的專業精神，為客戶提供了全方位選擇。由於公司在 CSTN 面板及模組方面的先行策略致使信利在 CSTN 的技術方面積累了豐富經驗，產品性價比優勢明顯。集團從一九九八年開始便投入鉅資致力於 CSTN 的技術和生產工藝研究。二零零四年我司 CSTN 面板之良品率已達到90%以上。特別是將 CSTN 模組應用回應時間縮短至90毫秒。每秒可顯示畫面達12幅。公司還致力於推廣拓展 CSTN 在非手機領域的應用，如 MP3 播放器、DECT 制式電話、室內無綫電話、遊戲機、其他移動數碼產品等的廣泛應用。預計這些非手機顯示器產品從二零零五年下半年開始對集團業績有較大貢獻。

集團從二零零三年六月開始安裝 OLED 生產設備以來，目前已成功量產小尺寸全彩被動式(passive-matrix) PM OLED(月產能約20K，預計到二零零五年七月份月產能可擴大到80K)，主要應用於手機和 MP3 產品。產品性能已達到了國際同等水平。特別在產品壽命方面獲得了很

信利已有二十五年的電子產品專業製造經驗，經營作風一貫穩健，貼近市場，專注生產製造，從未涉足其他行業。一直以來，我們真正奉行「誠信為本」的企業精神和「以人為本」的管理理念，重視科技研發對產品及公司的推動，且已培養出專業的生產管理和科研隊伍，能很好掌控生產製造的各個環節，能順應市場潮流，把握市場方向[illegible]一直保持穩健運作和較強的盈利能力。經過多年基礎性工作的積累，技術[illegible]信利已開始步入高速發展的快車道。

展望前景，信利將在嚴謹務實和高瞻遠矚的管理層的悉心領導下，在員工之拼搏精神下，我們將同心協力，鞠躬盡瘁，致力為信利股東帶來最豐厚的回報，為客戶帶來輝煌燦爛的將來。信利將更有信心專注打造成為專業的中小尺寸平面顯示技術的研究生產公司，為成為中小尺寸顯示器領域的全球第一而努力。

財務狀況分析

投資、資產及負債

於年度內，集團為擴充其於國內生產基地之產能，添置總值165,000,000港元之廠房及設備，以及總值6,000,000港元之發展中物業。

總資產上升約39% 至2,409,000,000港元，當中計有1,477,000,000港元流動資產、894,000,000港元固定資產、38,000,000港元遞延支出及其它長期資產。總負債約為1,001,000,000港元，當中包括758,000,000港元流動負債及243,000,000港元長期負債。流動比率維持在1.9的健康水準。

流動資金及財政資源

年內，營業額及溢利分別上升143% 及173%，因此每股盈利隨之增強約174%。

於二零零四年十二月三十一日，淨現金及銀行結餘(扣除未償還之銀行及其它借貸)約為53,000,000港元(二零零三年：淨負債221,000,000港元)。該等貸款之利率乃根據現行市場息率而釐定，其還款期載於財務報表附注第23及24項。

本集團之財政狀況，現正處於其25年歷史上最穩健之時期，其同時持有高度充盈的現金及銀行結餘(於二零零四年十二月三十一日為476,000,000港元)，及足夠的尚未運用銀行備用額，足以應付未來的資本擴展所需。資本負債比率按總負債(經扣除現金及銀行結餘)計算約為37%。

未來三年，將有約550,000,000港元的資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要為內部儲備。

一般事項

年內，本公司根據購股權計畫以每股2.196港元發行7,430,000股每股面值0.1港元之普通股，股款為16,316,280港元。該等新股份與現有股份在各方面均享有同等權利，本公司於二零零四年十二月三十一日之已發行股本因此增加至45,168,953港元。

本集團現時的訂單數量非常可觀。

除附屬公司及聯營公司投資外，本集團及本公司均無於年內持有任何重大投資。

年內，固定資產添置及出售(以廠房及機器為主)約為187,000,000港元及14,000,000港元。於二零零四年十二月三十一日，本集團已將其帳面總值約55,000,000港元的若干機器質押，以作為其銀行備用額的抵押品。

現時超過5,200名工人及雇員受聘於本集團位於國內汕尾之工廠，以及約有80名員工受雇於香港辦事處。年內，員工總成本約為155,000,000港元。

除於一般業務過程中向銀行貼現約27,000,000港元的商業票據外，本集團概無任何重大或然負債，且僅須承擔低度匯率波動風險，並已就此妥為作出對沖(如有)。

其他資料

股息

董事建議就截至二零零四年十二月三十一日止年度派付每股23港仙(二零零三：12港仙)之末期股息，連同已於二零零四年十月派付的中期股息每股17港仙(二零零三：7港仙)計算，本年度的股息總額為每股40港仙(二零零三：19港仙)。

年內之總派息比率約為34%，董事會擬定之長期派息率目標為30%至35%之間。

暫停辦理股份過戶登記手續

股份過戶登記手續將於二零零五年五月三日至二零零五年五月九日(包括首尾兩日)暫停辦理，期間不會進行任何股份過戶登記。為符合[illegible]末期股息，所有股份過戶文件連同有關股票，須於二零零五年四月二十九日下午四時正前送達本公司股份過戶分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

股東週年大會

本公司二零零五年股東週年大會將於二零零五年五月十二日舉行。股東週年大會通告將於適當時候發出。

買賣或贖回證券

本公司或其附屬公司於年內概無購買、出售或贖回本公司任何上市證券。

公司管治

根據本公司董事所知悉，並無資料合理顯示本公司於回顧年度未有遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十所載的上市發行人董事進行證券交易的標準守則及上市規則附錄十四所載的最佳應用守則。

本集團已根據上市規則第3.13條接獲各獨立非執行董事分別發出有關其獨立性的年度確認書。本公司認為所有獨立非執行董事均為獨立人士。

公眾持股量充裕程度

本公司於截至二零零四年十二月三十一日止年度內一直維持足夠的公眾持股量。

年報

一份載有根據上市規則規定的所有資料之二零零四年年報，將於稍後刊載於聯交所及本公司的網站。

承董事會命
主席
林偉華

香港，二零零五年三月三十日

SOUTH CHINA MORNING POST
15 Nov 2004
Legal & General No

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 0732)

ANNOUNCEMENT

The unaudited turnover of the Company and its subsidiaries for the nine month period from 1 January 2004 to 30 September 2004 was approximately HK$2,386,979,000 which was about 181% more than the corresponding period in 2003 (approximately HK$848,291,000).

Unaudited gross profit margin (25.7%) for the period was decreased when compared to the last corresponding period (29.5%) while unaudited net profit margin was improved from 12.0% for the period in 2003 to 15.8% during the current period.

The Board of Directors of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") is pleased to announce the Group's quarterly unaudited consolidated results for the nine month period from 1 January 2004 to 30 September 2004 as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
For the period from 1 January 2004 to 30 September 2004

	Unaudited Nine months ended 30.9.2004 *HK$'000*	Unaudited Nine months ended 30.9.2003 *HK$'000*
Turnover *(Note 2)*	**2,386,979**	848,291
Cost of sales	**(1,773,895)**	(598,348)
Gross profit *(Note 3)*	**613,084**	249,943
Other operating income	**3,038**	2,946
Distribution costs	**(47,648)**	(45,061)
Administrative expenses	**(127,849)**	(73,168)
Profit from operations	**440,625**	134,660
Finance costs	**(10,221)**	(5,917)
Share of results of an associate	**130**	465
Profit before taxation	**430,534**	129,208
Taxation	**(53,837)**	(27,230)
Net profit for the period *(Note 4)*	**376,697**	101,978
Basic earnings per share *(Note 5)*	**84.4 HK cents**	23.0 HK cents

Notes:

1. The accounting policies and basis used in the preparation of the income statement are the same as those used in the interim financial statements for the six months ended 30 June 2004.
2. Unaudited consolidated turnover for the nine months ended 30 September 2004 was approximately HK$2,386,979,000 which was about 181% more than the same period last year (2003: approximately HK$848,291,000).
3. Gross profit margin for the period was around 25.7% (approximately 29.5% for the same period in 2003).
4. Net profit margin for the period was around 15.8% (approximately 12.0% for the same period in 2003).
5. The calculation of the basic earnings per share is based on the net profit for the period of HK$376,697,000 (2003: HK$101,978,000) and on the 446,120,075 (2003: 444,259,527) ordinary shares in issue during the period.

As the unaudited results for the nine months ended 30 September 2004 may not reflect the final results for the full year ended 31 December 2004, investors and shareholders are advised to exercise extreme caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 12 November 2004

香港經濟日報 2004年11月15日

TRULY®
信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

公 佈

本公司及其附屬公司由二零零四年一月一日至二零零四年九月三十日止九個月期間之未經審核營業額約為2,386,979,000港元，較二零零三年同期（約848,291,000港元）增加約181%。

期內之未經審核毛利率為25.7%，較去年同期之29.5%有所下跌；未經審核純利率由二零零三年期間之12.0%增加至本期間之15.8%。

信利國際有限公司（「本公司」）及其附屬公司（統稱「本集團」）董事會欣然公佈本集團由二零零四年一月一日至二零零四年九月三十日止九個月期間之季度未經審核綜合業績如下：

未經審核簡明綜合收益表

由二零零四年一月一日至二零零四年九月三十日止期間

	未經審核 截至 二零零四年 九月三十日 止九個月 千港元	未經審核 截至 二零零三年 九月三十日 止九個月 千港元
營業額（附註2）	2,386,979	848,291
銷售成本	(1,773,895)	(598,348)
毛利（附註3）	613,084	249,943
其他經營收入	3,038	2,946
分銷成本	(47,648)	(45,061)
行政開支	(127,849)	(73,168)
經營溢利	440,625	134,660
融資成本	(10,221)	(5,917)
應佔聯營公司業績	130	465
除稅前溢利	430,534	129,208
稅項	(53,837)	(27,230)
期內純利（附註4）	376,697	101,978
每股基本盈利（附註5）	84.4港仙	23.0港仙

附註：

1. 編製本收益表所採用之會計政策及基準與截至二零零四年六月三十日止六個月之中期財務報表所採用者相同。
2. 截至二零零四年九月三十日止九個月之未經審核綜合營業額約為2,386,979,000港元，較去年同期（二零零三年：約848,291,000港元）增加約181%。
3. 期內之毛利率約為25.7%（二零零三年同期為約29.5%）。
4. 期內之純利率約為15.8%（二零零三年同期為約12.0%）。
5. 每股基本盈利乃根據期內純利376,697,000港元（二零零三年：101,978,000港元）及期內已發行普通股446,120,075股（二零零三年：444,259,527股）計算。

由於截至二零零四年九月三十日止九個月之未經審核業績未能反映截至二零零四年十二月三十一日止全年之末期業績，故投資者及股東在買賣本公司股份時務須審慎行事。

於本公佈刊發日期，董事會由四名執行董事（林偉華先生、黃邦俊先生、張達生先生及李建華先生）及三名獨立非執行董事（鍾錦光先生、葉祖亭先生及香啟誠先生）組成。

承董事會命
主席

South China Morning Post

21 Oct 2004

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 732)

DISCLOSEABLE TRANSACTION
PURCHASE OF EQUIPMENT
INCREASE IN PRICE AND TRADING VOLUME OF THE SHARES OF THE COMPANY

On 15 October, 2004, two orders were placed by the Purchaser for the purchase of the Equipment amounting to an aggregate consideration of approximately HK$156,160,000. Both Purchase Orders were confirmed and accepted by the relevant suppliers on 19 October, 2004. The transactions contemplated under the Purchase Orders constitute discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing further details relating to the purchase of the Equipment will be despatched to the shareholders of the Company as soon as practicable.

The Directors have noted the recent increase in price and trading volume of the shares of the Company and wish to state that, save as the possible reasons mentioned in this announcement, the Directors are not aware of any reason for such increases.

THE PURCHASE ORDERS

Date	:	15 October, 2004
Suppliers	:	two limited companies incorporated in Hong Kong, all of whom and their respective ultimate beneficial owners are Independent Third Parties
Purchaser	:	Truly Semiconductors Limited, a wholly-owned subsidiary of the Company
Equipment	:	(1) colour STN LCD production equipment including photo processing equipment, Top/P.I. processing equipment, rubbing processing equipment and assembly processing equipment; and (2) deposition machine
Consideration	:	approximately HK$156,160,000

The Directors confirm that the Consideration was determined after arm's length negotiations between the relevant suppliers and the Purchaser by reference to the market value of similar type of equipment.

REASONS FOR AND BENEFITS OF THE PURCHASE OF THE EQUIPMENT

The Group is principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators, pagers and electronic components. The suppliers are principally engaged in the development and trading of LCDs and related products.

The Equipment is to be applied towards the production of colour LCD display products. The Directors believe that the purchase of the Equipment will enhance the production capacity and efficiency of the Group. The purchase of the Equipment will be funded principally by internal resources of the Group.

The Directors are of the view that the purchase of the Equipment is in the interest of the Company and the terms of the Purchase Orders are on normal commercial terms, which are fair and reasonable so far as the shareholders of the Company are concerned.

GENERAL

The transactions contemplated under the Purchase Orders constitute discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular in connection with the purchase of the Equipment will be despatched to the shareholders of the Company as soon as practicable.

INCREASE IN PRICE AND TRADING VOLUME OF THE SHARES OF THE COMPANY

The Directors have noted the recent increase in price and trading volume of the shares of the Company and wish to state that, save as the possible reasons mentioned in this announcement, the Directors are not aware of any reason for such increases.

The Directors also confirm that, save as stated in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

DEFINITIONS

"Board"	the board of Directors
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange
"Consideration"	the aggregate consideration for the purchase of the Equipment pursuant to the Purchase Orders
"Directors"	the directors of the Company
"Equipment"	(1) colour STN LCD production equipment including photo processing equipment, Top/P.I. processing equipment, rubbing processing equipment and assembly processing equipment; and (2) deposition machine
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party(ies)"	(an) independent third party(ies) not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Purchase Orders"	two purchase orders dated 15 October, 2004 placed by Purchaser with the two suppliers for the Equipment
"Purchaser"	Truly Semiconductors Limited, a wholly-owned subsidiary of the Company
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong

By Order of the Board
Lam Wai Wah, Steven
Chairman

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

Hong Kong, 20 October, 2004

香港經濟日報

21 Oct 2004

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：732)

須予披露交易

購買儀器

本公司之股份價格及成交量之上升

於二零零四年十月十五日，買方發出了兩份購買訂單以購入總代價約為156,160,000港元的儀器。有關的供應商於二零零四年十月十九日確定並接受有關的兩份購買訂單。根據上市規則第14章，購買訂單擬訂立之交易構成本公司一項須予披露之交易。一份載有關於購入該等儀器詳情之通函將於切實可行情況下儘快寄發予本公司股東。

董事已注意到最近本公司股份的價格及成交量均有所上升並欲就此澄清，除本公告所提及之可能原因之外，董事並不知悉導致該等上升之原因。

購買訂單

日期	：	二零零四年十月十五日
供應商	：	兩家在香港成立的有限公司，供應商及其個別的最終實益擁有者均為與本公司無關連之獨立第三方
買方	：	信利半導體有限公司，本公司的全資附屬公司
儀器	：	(1)彩色超扭曲向列型液晶體顯示器生產儀器，包括光學處理儀器，定向處理儀器，摩擦處理儀器，和裝配處理儀器；和(2)蒸鍍機器
代價	：	約156,160,000港元

董事確認代價乃有關的供應商與買方按公平原則磋商並經參考同類儀器的市場價格後確定。

購入該等儀器之理由及益處

本集團主要從事製造及銷售液晶體顯示器產品和電子消費產品包括MP3播放機、計算機、傳呼機及電子元件業務。供應商主要從事液晶體顯示器和有關產品的開發和貿易業務。

儀器將用於彩色液晶體顯示器產品的生產上。董事相信購買儀器將提升本集團的產能及效率。購買儀器將主要以本集團內部資源撥付。

本公司董事認為購買儀器符合本公司利益，而購買訂單之條款乃一般商業條款，對本公司股東而言屬公平合理。

一般事項

根據上市規則第14章，購買訂單訂立之交易構成本公司一項須予披露之交易。一份載有關於購買儀器詳情之通函將於切實可行情況下盡快寄發予本公司股東。

本公司之股份價格及成交量之上升

董事已注意到最近本公司股份的價格及成交量均有所上升並欲就此澄清，除本公告所提及之可能原因之外，董事並不知悉導致該等上升之原因。

董事亦確認除本公告所提及者外，並無任何按上市規則第13.23條須予披露的收購或變賣資產之磋商或協議。董事會亦不知悉有任何按上市規則第13.09條所規定之一般責任須予披露的可能影響證券的價格之事宜。

釋義

「董事會」	指	本公司董事會
「本公司」	指	信利國際有限公司，一家於開曼群島註冊成立之有限公司，其股份於聯交所上市
「代價」	指	根據購買訂單購買儀器的總代價
「董事」	指	本公司之董事
「儀器」	指	(1)彩色超扭曲向列型液晶體顯示器生產儀器，包括光學處理儀器，定向處理儀器，摩擦處理儀器，和裝配處理儀器；和(2)蒸鍍機器
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立第三方」	指	與本公司的董事、行政總裁或主要股東或其附屬公司或任何該等人士的聯繫人無關連的獨立第三方(定義見上市規則)
「上市規則」	指	聯交所證券上市規則
「購買訂單」	指	買方於二零零四年十月十五日向兩家供應商發出的兩份購買訂單
「買方」	指	信利半導體有限公司，本公司的全資附屬公司
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元，香港之法定貨幣

承董事會命
主席
林偉華

於本公告日期，林偉華先生、黃邦俊先生、張達生先生及李建華先生為執行董事。鍾錦光先生、葉祖亭先生和香啟誠先生為獨立非執行董事。

香港，二零零四年十月二十日

The Standard 8 Sept 2004

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

RE-DESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Chung will be re-designated as an independent non-executive director of the Company with effect from 10 September 2004.

The board of directors (the "**Board**") of Truly International Holdings Limited (the "**Company**") hereby announces that Mr. Chung Kam Kwong ("**Mr. Chung**"), a non-executive director, will be re-designated as an independent non-executive director of the Company with effect from 10 September 2004.

Mr. Chung, aged 46, is a practising Certified Public Accountant in Hong Kong, a fellow of the Hong Kong Society of Accountants, a Certified Practising Accountant in Australia and a council member of the Macau Society of Certified Practising Accountants. Mr. Chung is a non-executive director of the Company and the Chairman of the Audit Committee of the Company. At both of such positions, Mr. Chung is not involved in the management of the Company. Mr. Chung is also an independent non-executive director of Solartech International Holdings Limited (stock code: 1166) and FT Holdings International Limited (stock code: 0559).

No service contract has been entered into between the Company and Mr. Chung and no specific term of service has been agreed. Pursuant to the articles of association of the Company, Mr. Chung will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting and thereafter, he will be subject to rotation as other directors of the Company. Mr. Chung will be entitled to an annual payment of HK$60,000 for the year of 2004 for the performance of his duties as an independent non-executive director of the Company and thereafter his entitlement will be reviewed and determined by the Board pursuant to the power given to it under the articles of association of the Company.

As at the date of this announcement, Mr. Chung does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). Other than those disclosed herein, Mr. Chung has not held any position with the Company or its subsidiaries in the three years preceding the date of this announcement and is not connected with any director, members of the senior management and the substantial or controlling shareholders of the Company.

Save as disclosed above, there are no other matters in relation to the appointment of Mr. Chung that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 8 September 2004

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chung, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; a non-executive director, Mr. Chung Kam Kwong; and two independent non-executive directors, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

香港經濟日報　8 Sept 2004

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

獨立非執行董事調職

董事會謹此公佈鍾先生將調職為本公司獨立非執行董事，自二零零四年九月十日生效。

信利國際有限公司(「本公司」)董事會(「董事會」)謹此公佈，非執行董事鍾錦光先生(「鍾先生」)將調職為本公司獨立非執行董事，自二零零四年九月十日生效。

鍾先生，四十六歲，為香港執業會計師、香港會計師公會資深會員、澳洲執業會計師及澳門執業會計師公會之委員會成員。鍾先生為本公司非執行董事，並為本公司審核委員會主席。鍾先生於出任上述有關職位時並無涉及本公司之管理。鍾先生亦為榮盛科技國際控股有限公司(股份代號：1166)及星采控股有限公司(股份代號：0559)之獨立非執行董事。

本公司與鍾先生並無訂立服務合約，亦無協定任何特定服務年期。根據本公司組織章程細則，鍾先生將任職至本公司下一屆股東週年大會舉行日期為止，並合資格於會上膺選連任，而其後則須與本公司其他董事輪值告退。鍾先生將有權就其履行本公司獨立非執行董事之職責而收取二零零四年度年薪60,000港元，其後將由董事會根據本公司組織章程細則所授予之權力檢討及釐定鍾先生之酬金。

於本公告日期，鍾先生並無於本公司股份中擁有任何權益(定義見香港法例第571章證券及期貨條例第XV部)。除本公佈所披露者外，鍾先生於本公告日期前三年內並無擔任本公司或其附屬公司之任何職位，與本公司任何董事、高級管理人員、主要股東或控股股東亦無任何關連。

除上文所披露外，並無任何其他有關委任鍾先生之事宜須引起本公司股東關注。

承董事會命
主席
林偉華

香港，二零零四年九月八日

於本公告日期，董事會由四名執行董事(林偉華先生、黃邦俊先生、張達生先生及李建華先生)，一名非執行董事(鍾錦光先生)及兩名獨立非執行董事(葉祖亭先生及香啟誠先生)組成。


Interim Report

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

CONTENTS

Chairman's Statement	2
Financial Results	
Condensed Consolidated Income Statement	4
Condensed Consolidated Balance Sheet	5
Condensed Consolidated Statement of Changes in Equity	7
Condensed Consolidated Cash Flow Statement	8
Notes to Condensed Consolidated Financial Statements	9
Management Discussion and Analysis	12
Other Information	16

CHAIRMAN'S STATEMENT

It is my great pleasure to announce to our shareholders that the Group achieved over HK$1.5 billion in sales for the first half year period in 2004 which was a new record in the Group's 25 year history. Unaudited consolidated turnover for the six months ended 30 June 2004 was HK$1.538 billion which was 213% more than the last corresponding period (HK$492 million). Unaudited net profit for the period was about HK$256 million, representing a tremendous increase of 338% over the same period in 2003 (HK$58 million). The various profit margins secured during the period including gross, operating and net margins, were also satisfactory.

The continuous jump in sales of the CSTN LCD ("Colour Super-twisted Nematic Liquid Crystal Display") products during the interim period further boosted our LCD operation which constituted 91% of the Group's business. Sales from this hot full colour display item have contributed more than HK$800 million to the Group's turnover in the first half year of 2004. Compared to nothing in the same period last year and only HK$350 million during the second half year in 2003, the growth was attributable to the extensive applications of CSTN LCD by mobile handset manufacturers worldwide and in electronic consumer products and industrial products. This business line will therefore continue to be an important growth driver for our LCD division in the long term. With the over-inventory of mobile handsets in the China market recently and unforeseeable market factors ahead, we anticipated our growth to slow down in the third quarter and pick up again by the end of the year.

In April this year, the Group successfully enhanced the productivity of the CSTN LCD production line by modifying related machinery. Thereafter, the maximum production capacity was increased by around 40%. Production yield also improved to more than 90%. Depending on the upcoming market condition and our sales projection, we will evaluate the need and decide on the timing for adding new CSTN LCD production facilities during the second half year. The maximum capital expenditure is about HK$150 million.

CHAIRMAN'S STATEMENT

Apart from a volatile global economy, the Group is also facing a lot of challenges in both technology breakthrough and marketing strategy. The recent success in accomplishing a faster response time (down to 90 mini-second) in CSTN LCD application and the development of full colour OLED ("Organic Light Emitting Display") products in our own factory has put us one step ahead of our competitors in the display segment. Together with our hands-on experience in assembling TFT ("Thin Film Transistor") display modules, we are fully confident of making the Company one of the greatest players in the full colour display industry.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
TURNOVER		**1,538,417**	492,101
Cost of sales		**(1,101,982)**	(341,330)
Gross profit		**436,435**	150,771
Other operating income		**2,076**	2,643
Distribution costs		**(34,865)**	(20,521)
Administrative expenses		**(102,635)**	(50,088)
PROFIT FROM OPERATIONS	2	**301,011**	82,805
Finance costs	3	**(6,508)**	(3,954)
Share of results of an associate		**130**	315
PROFIT BEFORE TAXATION		**294,633**	79,166
TAXATION	4		
– Hong Kong		**(12,461)**	(6,000)
– Overseas		**(23,040)**	(1,425)
– Deferred		**(3,500)**	(13,213)
– Associate		**(21)**	(129)
		(39,022)	(20,767)
NET PROFIT FOR THE PERIOD		**255,611**	58,399
INTERIM DIVIDEND		**76,153**	31,098
EARNINGS PER SHARE	5		
Basic		**57.43 HK cents**	13.15 HK cents
Diluted		**56.14 HK cents**	13.04 HK cents



CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment		**861,560**	821,557
Intangible assets		**34,409**	39,152
Goodwill		**472**	531
Interest in an associate		**1,281**	1,172
Deferred tax assets		**–**	52
CURRENT ASSETS			
Inventories		**354,549**	291,095
Trade and other receivables	6	**524,062**	406,380
Short-term loans receivable		**3,937**	3,937
Amount due from an associate		**1,469**	2,380
Tax recoverable		**–**	267
Bank balances and cash		**222,864**	164,556
		1,106,881	868,615
CURRENT LIABILITIES			
Trade and other payables	7	**328,022**	300,441
Tax liabilities		**49,563**	32,925
Obligations under finance leases		**3,667**	10,400
Bank borrowings		**206,740**	283,268
		587,992	627,034
NET CURRENT ASSETS		**518,889**	241,581
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,416,611**	1,104,045

CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
NON-CURRENT LIABILITIES		
Obligations under finance leases	**(10,084)**	(10,671)
Bank borrowings	**(181,405)**	(81,250)
Deferred tax liabilities	**(20,341)**	(16,892)
	(211,830)	(108,813)
NET ASSETS	**1,204,781**	995,232
CAPITAL AND RESERVES		
Share capital	**44,796**	44,425
Reserves	**1,159,985**	950,807
	1,204,781	995,232

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
		(As restated)
Total shareholders' funds as at 1 January		
– as originally stated	**995,232**	882,301
– *prior period adjustment*	**–**	(17,974)
Total shareholders' funds as at 1 January		
– *as restated*	**995,232**	864,327
Exchange differences arising on translation of overseas operations not recognised in the income statement	**(528)**	176
Issue of shares under share option scheme	**8,125**	–
Net profit for the period	**255,611**	58,399
Dividend paid	**(53,659)**	(31,098)
Total shareholders' funds as at 30 June	**1,204,781**	891,804

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash from operating activities	**181,638**	53,167
Net cash used in investing activities	**(87,326)**	(82,127)
Net cash used in financing	**(35,735)**	(54,658)
Increase/(Decrease) in cash and cash equivalents	**58,577**	(83,618)
Cash and cash equivalents at the beginning of the period	**164,556**	195,826
Effect of foreign exchange rate changes	**(269)**	856
Cash and cash equivalents at the end of the period	**222,864**	113,064
Analysis of the balance of cash and cash equivalents		
Bank balances and cash	**222,864**	133,446
Bank overdrafts	**–**	(20,382)
	222,864	113,064

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2003.

The interim results are unaudited, but have been reviewed by the Audit Committee which is of the opinion that such financial statements complied with the applicable accounting standard, and that adequate disclosures have been made.

2. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Depreciation on fixed assets	**47,547**	35,089
Amortisation on development expenditure	**4,824**	394
Staff costs, inclusive of directors' remuneration	**61,361**	49,136

3. FINANCE COSTS

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	**6,341**	3,254
Finance leases	**167**	700
	6,508	3,954



NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. TAXATION

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the period. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. EARNINGS PER SHARE

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share	**255,611**	58,399
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**445,089,000**	444,259,000
Effect of dilutive share options	**10,252,000**	3,722,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**455,341,000**	447,981,000

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
Aged analysis of trade receivables:		
Within 60 days	**389,621**	303,442
61 to 90 days	**49,052**	33,010
More than 90 days	**41,345**	13,392
	480,018	349,844
Deposits and prepayments	**44,044**	56,536
	524,062	406,380

7. TRADE AND OTHER PAYABLES

	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
Aged analysis of trade payables:		
Within 60 days	**250,341**	204,064
61 to 90 days	**40,345**	15,205
More than 90 days	**23,332**	25,538
	314,018	244,807
Other payables and accrued charges	**14,004**	55,634
	328,022	300,441

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS

The Group's turnover for the six months ended 30 June 2004 amounted to HK$1.538 billion (2003: HK$492 million). Net profit for the period was HK$256 million (2003: HK$58 million).

SEGMENTAL INFORMATION

	Six months ended 30 June 2004		Six months ended 30 June 2003	
	Turnover HK$'000	**Contribution HK$'000**	Turnover HK$'000	Contribution HK$'000
By geographical segments:				
The People's Republic of China	**783,540**	**155,587**	147,543	24,742
Hong Kong	**305,400**	**63,260**	99,767	16,787
Japan	**135,346**	**29,469**	75,932	12,789
South Korea	**164,660**	**35,431**	61,510	10,326
Europe	**34,543**	**7,062**	31,445	5,282
Others (Note)	**114,928**	**10,561**	75,904	12,723
	1,538,417	**301,370**	492,101	82,649
Interest income from bank deposits		**224**		580
Unallocated corporate expenses		**(583)**		(424)
Profit from operations		**301,011**		82,805
By business segments:				
Liquid crystal display products	**1,395,673**	**304,383**	433,356	73,029
Electronic consumer products	**142,744**	**(3,013)**	58,745	9,620
	1,538,417	**301,370**	492,101	82,649
Interest income from bank deposits		**224**		580
Unallocated corporate expenses		**(583)**		(424)
Profit from operations		**301,011**		82,805

Note: This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW AND OUTLOOK

LCD sales for the period were about HK$1.4 billion (2003: HK$433 million), and comprised 91% of the Group's turnover. The huge growth was an extension of growth in the last two quarters following the launch of colour display products to the market. We were successful in establishing ourselves as a One-Stop-Shop provider for both monochrome and full colour displays for customers from around the world. Colour displays sold in modular form were still the main product stream with comparatively higher margins and returns on investments in machinery and technology. By sustaining the same pace of business growth, we believe the Group is able to overcome any deterioration in the trading environment during the second half year.

Overall gross profit margin for the six-month period was reduced from 30.6% in the comparable period in 2003 to 28.4% and is expected to drop slightly yet in the short term. Although the Group will concentrate on high margin LCD products and related value added products, as a One-Stop-Shop LCD provider, it also answers other needs of existing and new customers with products of narrowing margins. Assembling TFT modules are typical examples of TRULY's obligations to customers who may also need our assistance to satisfy the market demand.

Despite the positive outlook in the Group's business, we are careful not to under-estimate or ignore any potential or hidden business and financial risks. Our recent deployment of a MRPII system in material requisition and production planning has effectively reduced our inventory period from over 100 days to around 60 days. This will be particularly important if the situation of over-inventory of mobile handset in the China market is going to continue for a longer period of time.

On one hand, we put extra efforts in product development such as full colour OLED products and enhancement of quality standard in CSTN LCD products. On the other hand, we let the Group migrate safely onto a more global platform to support the healthy growth of our LCD business. Over the past few years,

the management has been assessing the plan for mass production of full colour OLED as a medium term growth driver for the Group. Boasting R&D excellence, concrete experience in deploying mass LCD production facilities over the past 10 years, the Kodak licence and a strong marketing team, we are confident of making the project another success in the Group's history.

LIQUIDITY AND FINANCIAL RESOURCES

There were no material changes in the assets and liabilities of the Group as at 30 June 2004 compared with the last financial year ended at 31 December 2003, except that more long term finance was taken to replace short term bank borrowings. The current ratio was therefore improved to a more comfortable level of around 1.9 while the gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 15%.

The total bank and other borrowings, net of cash and bank balances of HK$223 million were about HK$179 million. Among the total gross borrowings of HK$402 million, HK$210 million were repayable within a year with the remaining balances repayable within a period of two to three years. At 30 June 2004, the Group had pledged certain of its machinery with an aggregate carrying value of approximately HK$60 million to secure banking facilities granted to the Company's subsidiaries.

Capital expenditure of HK$450 million for the next three years in respect of acquisition of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

GENERAL

Except for 3,700,000 ordinary shares issued upon the same number of staff's share options exercised at HK$2.196, there was no other change to the capital structure of the Group during the six months ended 30 June 2004. The issued and fully paid share capital of the Company was therefore increased by HK$370,000.



MANAGEMENT DISCUSSION AND ANALYSIS

The state of the Group's current order books is very good.

Except for investments in subsidiaries, neither the Group nor the Company had held any material investments during the six months ended 30 June 2004.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are more than 4,000 workers and employees currently employed in the Group's Shan Wei factory and around 70 staff in our Hong Kong office.

Other than trade bills discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged.

OTHER INFORMATION

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 17 HK cents per share (2003: 7 HK cents) to shareholders whose names appear on the Register of Members on 15 October 2004. It is expected that the interim dividend payments will be made to shareholders on 20 October 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 11 October 2004 to 15 October 2004, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 8 October 2004.

OTHER INFORMATION

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 30 June 2004, the interests of the directors and their associates in the shares and underlying shares of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Long positions

(a) *Ordinary shares of HK$0.1 each of the Company*

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Lam Wai Wah, Steven	Beneficial owner	199,248,000	44.48%
	Held by spouse *(Note 1)*	12,100,000	2.70%
		211,348,000	47.18%
Wong Pong Chun, James	Beneficial owner	234,000	0.05%
	Held by spouse *(Note 2)*	100,000	0.02%
		334,000	0.07%
Cheung Tat Sang, James	Beneficial owner	746,000	0.17%
Li Jian Hua	Beneficial owner	400,000	0.09%
		212,828,000	47.51%

OTHER INFORMATION

(b) *Share options*

Name of director	Capacity	Number of options held	Number of underlying shares
Lam Wai Wah, Steven	Beneficial owner	6,900,000	6,900,000
Wong Pong Chun, James	Beneficial owner	8,900,000	8,900,000
Cheung Tat Sang, James	Beneficial owner	10,800,000	10,800,000
Li Jian Hua	Beneficial owner	4,400,000	4,400,000
	Held by spouse *(Note 3)*	4,400,000	4,400,000
		8,800,000	8,800,000
		35,400,000	35,400,000

Notes:

1. Lam Wai Wah, Steven is deemed to be interested in 12,100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Chung King Yee, Cecilia.

2. Wong Pong Chun, James is deemed to be interested in 100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Lai Ching Mui, Stella.

3. Li Jian Hua is deemed to be interested in 4,400,000 share options of the Company, being the interests held beneficially by his spouse, Guo Yu Yan.

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in any shares and underlying shares of the Company or any of its associated corporations as at 30 June 2004.

SHARE OPTIONS

Details of the share options outstanding as at 30 June 2004 which have been granted under share option schemes adopted respectively on 22 May 2001 and 22 December 2003 were as follows:

Name	Capacity	Number of options outstanding at 1.1.04	Granted *(Note 1)*	Exercised *(Note 2)*	Number of options outstanding at 30.6.04
Lam Wai Wah, Steven *(Note 3)*	Director/ Substantial shareholder	6,900,000	–	–	6,900,000
Wong Pong Chun, James	Director	6,900,000	4,400,000	(2,400,000)	8,900,000
Cheung Tat Sang, James	Director	6,900,000	4,400,000	(500,000)	10,800,000
Li Jian Hua	Director	400,000	4,400,000	(400,000)	4,400,000
	Held by spouse *(Note 4)*	–	4,400,000	–	4,400,000
		400,000	8,800,000	(400,000)	8,800,000
Others	Employees	6,900,000	26,400,000	(400,000)	32,900,000
		28,000,000	44,000,000	(3,700,000)	68,300,000

Notes:

1. 44,000,000 share options were granted on 26 February 2004 under the new share option scheme adopted on 22 December 2003 which are exercisable at HK$11.6 and for a period up to 21 December 2013.

2. 3,700,000 share options were exercised during the six months ended 30 June 2004 under the old share option scheme adopted on 22 May 2001 at an exercise price of HK$2.196.

3. Other than the share options held by Lam Wai Wah, Steven as disclosed above, no share option has been granted to other substantial shareholders.

4. Li Jian Hua is deemed to be interested in 4,400,000 share options of the Company, being the interests held beneficially by his spouse, Guo Yu Yan.

OTHER INFORMATION

Other than as disclosed above, no other share option was granted, cancelled, lapsed or exercised under both share option schemes of the Company during the period.

ARRANGEMENT TO ACQUIRE SHARES OR DEBENTURES

Other than the share option schemes disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Futures Ordinance shows that other than the interests disclosed above in respect of Lam Wai Wah, Steven, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

Long positions
Ordinary shares of HK$0.1 each of the Company

Name of shareholder	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Chan Kin Sun *(Note 1)*	Beneficial owner	28,900,000	6.45%
	Held by spouse	9,856,000	2.20%
		38,756,000	8.65%
Chan Lai Lan	Beneficial owner	35,096,000	7.83%
Cheah Cheng Hye/Value Partners Limited *(Note 2)*	Beneficial owner	26,650,000	5.95%
		100,502,000	22.43%



OTHER INFORMATION

Notes:

1. Chan Kin Sun and his spouse, Cheng Kwan Ying, Jennifer, are deemed to be interested in 38,756,000 ordinary shares of the Company.

2. The interest in the Company's ordinary shares was held beneficially by Value Partners Limited, a corporation controlled by Cheah Cheng Hye.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 30 June 2004.

PURCHASE, SALE OR REDEMPTION OF SECURITY

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

CODE OF BEST PRACTICE AND MODEL CODE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Rules") on the Stock Exchange of Hong Kong Limited (the "Exchange") and the Code of Best Practice set out in Appendix 14 to the Rules.

OTHER INFORMATION

AUDIT COMMITTEE

The Company has an audit committee which was established in accordance with the requirement of the Code of Best Practice for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The audit committee comprises Mr. Chung Kam Kwong, a non-executive director and two other independent non-executive directors, namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 20 August 2004




中期報告
TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)

目錄

主席報告書 2

財務業績

簡明綜合收益表 4

簡明綜合資產負債表 5

簡明綜合權益變動表 7

簡明綜合現金流量表 8

簡明綜合財務報表附註 9

管理層討論與分析 12

其他資料 16



主席報告書

本人欣然向各股東報告，本集團二零零四年上半年的銷售額超過1,500,000,000港元，創下集團二十五年歷史的新記錄。截至二零零四年六月三十日止六個月內，錄得未經審核綜合營業額1,538,000,000港元，較去年同期(492,000,000港元)上升213%。期內未經審核純利約為256,000,000港元，較二零零三年同期(58,000,000港元)大幅上升338%。於期內錄得的溢利率，包括毛利率、經營溢利率及純利率，表現亦十分理想。

彩色超扭曲向列型(CSTN)液晶體顯示器產品的銷售於中期期間持續增長，進一步推動本集團的液晶體顯示器業務(佔本集團業務的91%)。此系列全彩色顯示器的銷售為本集團二零零四年上半年帶來超過800,000,000港元營業額。相比去年同期並無任何來自 CSTN 液晶體顯示器的貢獻，及二零零三年下半年僅錄得350,000,000港元銷售，有關增長乃由於全球流動電話手機製造商，以及電子消費品及工業品廣泛採用 CSTN 液晶體顯示器所致。因此，就長遠而言，這方面業務將繼續成為本集團液晶體顯示器部門業績增長的重要原動力。基於國內市場近期流動電話手機存貨過剩以及未來不可預見的市場因素，本集團預期增長於第三季將會放緩，而於年底前會再度上升。

本年四月，本集團改良有關機器，成功提升 CSTN 液晶體顯示器生產線的生產力。因此，最高產能被提升近40%，良品率亦改善至超過90%。本集團將視乎日後市況及本集團的銷售預測，評估下半年添置 CSTN 液晶體顯示器新生產設施的需要及恰當時機。資本開資最高約為150,000,000港元。

主席報告書

除全球經濟不穩外，本集團在技術突破及市場推廣策略方面亦面對著不同挑戰。本集團近期成功加快 CSTN 液晶體顯示器應用回應時間（縮短至90毫秒），並於本集團自設廠房完成開發全彩色 OLED（「有機發光顯示器」）產品，令本集團在顯示器界別比競爭對手更勝一籌。加上本集團對組裝 TFT（「薄膜電晶體」）顯示模塊早有經驗，我們深信本集團定可成為全彩色顯示器行業頂尖之列。

最後，本人謹此答謝我們的股東、業務夥伴、員工及工友對本集團不斷支持，令集團業績屢創高峰。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
營業額		**1,538,417**	492,101
銷售成本		**(1,101,982)**	(341,330)
毛利		**436,435**	150,771
其他經營收入		**2,076**	2,643
分銷成本		**(34,865)**	(20,521)
行政費用		**(102,635)**	(50,088)
經營溢利	二	**301,011**	82,805
財務費用	三	**(6,508)**	(3,954)
應佔一家聯營公司業績		**130**	315
除税前溢利		**294,633**	79,166
税項	四		
一 香港		**(12,461)**	(6,000)
一 海外		**(23,040)**	(1,425)
一 遞延		**(3,500)**	(13,213)
一 聯營公司		**(21)**	(129)
		(39,022)	(20,767)
本期間純利		**255,611**	58,399
中期股息		**76,153**	31,098
每股盈利	五		
基本		**57.43港仙**	13.15港仙
攤薄		**56.14港仙**	13.04港仙

簡明綜合資產負債表

	附註	二零零四年 六月三十日 (未經審核) 千港元	二零零三年 十二月三十一日 (已審核) 千港元
資產			
非流動資產			
物業、廠房及設備		**861,560**	821,557
無形資產		**34,409**	39,152
商譽		**472**	531
所佔一家聯營公司權益		**1,281**	1,172
遞延税項資產		—	52
流動資產			
存貨		**354,549**	291,095
應收賬款及其他應收款項	六	**524,062**	406,380
短期應收貸款		**3,937**	3,937
應收一家聯營公司款項		**1,469**	2,380
可收回税項		—	267
銀行結存及現金		**222,864**	164,556
		1,106,881	868,615
流動負債			
應付賬款及其他應付款項	七	**328,022**	300,441
税項負債		**49,563**	32,925
融資租約債務		**3,667**	10,400
銀行借貸		**206,740**	283,268
		587,992	627,034
流動資產淨額		**518,889**	241,581
資產總額減去流動負債		**1,416,611**	1,104,045



簡明綜合資產負債表

	二零零四年 六月三十日 (未經審核) 千港元	二零零三年 十二月三十一日 (已審核) 千港元
非流動負債		
融資租約債務	**(10,084)**	(10,671)
銀行借貸	**(181,405)**	(81,250)
遞延稅項負債	**(20,341)**	(16,892)
	(211,830)	(108,813)
資產淨額	**1,204,781**	995,232
資本及儲備		
股本	**44,796**	44,425
儲備	**1,159,985**	950,807
	1,204,781	995,232

簡明綜合權益變動表

	截至六月三十日止六個月	
	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元 （重列）
於一月一日之股東資金總額		
一 原本呈列	**995,232**	882,301
一 以往期間調整	—	(17,974)
於一月一日之股東資金總額 一 重列	**995,232**	864,327
換算海外經營業務所產生而未於收益表內確認之外滙差額	**(528)**	176
根據購股權計劃發行股份	**8,125**	—
本期間純利	**255,611**	58,399
已付股息	**(53,659)**	(31,098)
於六月三十日之股東資金總額	**1,204,781**	891,804

簡明綜合現金流量表

	截至六月三十日止六個月 二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
來自經營業務之淨額現金	**181,638**	53,167
投資業務所耗用之淨額現金	**(87,326)**	(82,127)
融資所耗用之淨額現金	**(35,735)**	(54,658)
現金及現金等值項目增加／(減少)	**58,577**	(83,618)
期初現金及現金等值項目	**164,556**	195,826
滙率變動之影響	**(269)**	856
期末現金及現金等值項目	**222,864**	113,064
現金及現金等值項目結餘之分析		
銀行結存及現金	**222,864**	133,446
銀行透支	—	(20,382)
	222,864	113,064



簡明綜合財務報表附註

一、 會計政策

未經審核簡明綜合中期財務報表乃根據香港會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。編製中期財務報表所採用的會計政策及編製基準與編製截至二零零三年十二月三十一日止年度的年度財務報表所採用者一致。

中期業績乃未經審核，惟已經由審核委員會審閱。審核委員會認為該等財務報表乃遵守適用的會計標準，並已作出充份的披露。

二、 經營溢利

本集團的經營溢利已扣除：

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
固定資產之折舊	**47,547**	35,089
發展支出之攤銷	**4,824**	394
員工成本，包括董事酬金	**61,361**	49,136

三、 財務費用

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
利息：		
須於五年內全部償還		
之銀行借貸	**6,341**	3,254
融資租約	**167**	700
	6,508	3,954



簡明綜合財務報表附註

四、 稅項

香港利得稅乃根據期內之估計應課稅溢利按17.5%（二零零三年：17.5%）之稅率計算。海外稅項乃根據各個別司法權區適用之稅率計算。

五、 每股盈利

每股基本盈利及每股攤薄盈利按下列數據計算：

	截至六月三十日止六個月	
	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	**255,611**	58,399
	股份數目	股份數目
用作計算每股基本盈利之加權平均普通股數目	**445,089,000**	444,259,000
購股權之攤薄效應	**10,252,000**	3,722,000
用作計算每股攤薄盈利之加權平均普通股數目	**455,341,000**	447,981,000

簡明綜合財務報表附註

六、 應收賬款及其他應收款項

本集團之政策為給予其貿易客戶平均30天至90天的信貸期。

	二零零四年 六月三十日 (未經審核) 千港元	二零零三年 十二月三十一日 (已審核) 千港元
應收賬項賬齡分析：		
60天以內	**389,621**	303,442
61至90天	**49,052**	33,010
90天以上	**41,345**	13,392
	480,018	349,844
按金及預付款	**44,044**	56,536
	524,062	406,380

七、 應付賬款及其他應付款項

	二零零四年 六月三十日 (未經審核) 千港元	二零零三年 十二月三十一日 (已審核) 千港元
應付賬項賬齡分析：		
60天以內	**250,341**	204,064
61至90天	**40,345**	15,205
90天以上	**23,332**	25,538
	314,018	244,807
其他應付款項及應計費用	**14,004**	55,634
	328,022	300,441

管理層討論與分析

業績

本集團於截至二零零四年六月三十日止六個月的營業額達1,538,000,000港元(二零零三年：492,000,000港元)。期內純利為256,000,000港元(二零零三年：58,000,000港元)。

分類資料

	截至二零零四年六月三十日止六個月		截至二零零三年六月三十日止六個月	
	營業額 千港元	貢獻 千港元	營業額 千港元	貢獻 千港元
按地區分類：				
中華人民共和國	**783,540**	**155,587**	147,543	24,742
香港	**305,400**	**63,260**	99,767	16,787
日本	**135,346**	**29,469**	75,932	12,789
南韓	**164,660**	**35,431**	61,510	10,326
歐洲	**34,543**	**7,062**	31,445	5,282
其他(附註)	**114,928**	**10,561**	75,904	12,723
	1,538,417	**301,370**	492,101	82,649
銀行存款利息收入		**224**		580
未分配之公司費用		**(583)**		(424)
經營溢利		**301,011**		82,805
按業務分類：				
液晶體顯示器產品	**1,395,673**	**304,383**	433,356	73,029
電子消費產品	**142,744**	**(3,013)**	58,745	9,620
	1,538,417	**301,370**	492,101	82,649
銀行存款利息收入		**224**		580
未分配之公司費用		**(583)**		(424)
經營溢利		**301,011**		82,805

附註： 此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

管理層討論與分析

業務回顧與展望

期內液晶體顯示器銷售額約1,400,000,000港元(二零零三年：433,000,000港元),佔本集團營業額91%。銷售額大幅增長乃承接彩色顯示器推出市場後於上兩季所錄得的升幅。本集團成功將本身定位為單色及全彩色顯示器的一站式服務供應商,為全球各地客戶提供服務。以模塊方式出售的彩色顯示器繼續成為主流產品,產生較高利潤,在機器及技術投資方面的回報亦較可觀。本集團相信如維持現有增長步伐,即使下半年貿易環境逆轉,本集團亦可處之泰然。

於六個月期間的毛利率較二零零三年同期30.6%減少至28.4%,預期短期內將輕微下調。儘管本集團將集中生產高利潤的液晶體顯示器產品及相關增值產品,但作為一站式液晶體顯示器供應商,本集團亦會因應現有及新客戶的其他需要提供利潤較低的產品。提供組裝 TFT 模塊正好印證「信利」願意為客戶承擔及提供所需的協助,以滿足市場的需求。

即使本集團的業務前景樂觀,我們仍抱著審慎態度,不會輕視或忽略任何潛在或隱藏的業務與財務風險。本集團近期所採用的 MRPII 系統作材料徵用及生產策劃,已有效地將本集團的存貨周期由超過100日縮短至約60日。倘國內市場流動電話手機存貨過剩的情況較長期持續,此系統將變得十分重要。

我們一方面加倍努力進行產品開發(如全彩色 OLED 產品)及提高 CSTN 液晶體顯示器產品的品質標準,另一方面則讓本集團平穩地轉向更全球化的平台,支持本集團的液晶體顯示器業務達致更穩健增長。近年來,管理層一直



管理層討論與分析

評估大量生產全彩色 OLED 的計劃，希望藉以推動本集團的中線增長。憑藉本集團引以為傲的優秀研發能力，過往十年來使用大型液晶體顯示器生產設施的實際經驗，持有柯達特許使用權，加上實力雄厚的市場推廣隊伍，我們堅信可為集團歷史再寫下成功光輝的一頁。

流動資金及財務資源

與截至二零零三年十二月三十一日止之財政年度比較，本集團除增加長期融資替代短期銀行借貸外，於二零零四年六月三十日之資產及負債並無重大變動。流動比率因而改善至約1.9更令人安心的水平，而按銀行及其他借貸減現金及銀行結餘計算之資本負債比率則約為15%。

銀行及其他借貸總額（扣除現金及銀行結餘223,000,000港元）約為179,000,000港元。借貸總額為402,000,000港元，其中210,000,000港元須於一年內償還，其餘則須於兩至三年內償還。於二零零四年六月三十日，本集團已將其賬面總值約60,000,000港元之若干機器質押，以作為本公司附屬公司銀行備用額之抵押品。

未來三年將用作購置物業、廠房及設備之已授權但未訂約資本支出為450,000,000港元，預期資金來源主要來自內部儲備。

一般事項

於截至二零零四年六月三十日止六個月，除員工按行使價2.196港元行使3,700,000份員工購股權而發行等同數目之普通股外，本集團之股本結構並無其他變動。本公司之已發行及繳足股本因此增加370,000港元。

管理層討論與分析

本集團現時之訂單數量非常理想。

除投資在附屬公司外，本集團或本公司於截至二零零四年六月三十日止六個月內概無持有任何重大投資。

於財政報告期間內，並無任何重大收購或出售附屬公司及聯營公司事宜。

現時約有超過4,000名工人及僱員受聘於本集團之汕尾工廠，以及約有70名員工受聘於本集團香港辦事處。

除於一般業務過程中向銀行貼現之商業票據外，本集團概無任何重大或然負債，且僅須承擔低度滙率波動風險，並已就此妥為作出對沖。

其他資料

中期股息

董事議決向於二零零四年十月十五日名列本公司股東名冊之股東派付每股17港仙(二零零三年:7港仙)之中期股息。預期中期股息將於二零零四年十月二十日向股東派付。

暫停辦理股東過戶登記手續

股份過戶登記手續將於二零零四年十月十一日至二零零四年十月十五日(包括首尾兩日)暫停辦理,期間不會進行任何股份過戶登記。為符合資格收取中期股息,所有股份過戶文件連同有關股票,須於二零零四年十月八日下午四時正前,送達本公司股份過戶分處秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

其他資料

董事之股份及相關股份權益

根據本公司遵照香港證券及期貨條例第352條所保存之登記冊所載，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯合交易所有限公司，於二零零四年六月三十日，董事及其聯繫人擁有之本公司及其相聯法團股份及相關股份權益如下：

好倉

(a) *本公司每股面值0.1港元之普通股*

董事姓名	身分	所持之已發行普通股數目	佔本公司之已發行股本百分比
林偉華	實益擁有人	199,248,000	44.48%
	由配偶持有 *(附註1)*	12,100,000	2.70%
		211,348,000	47.18%
黃邦俊	實益擁有人	234,000	0.05%
	由配偶持有 *(附註2)*	100,000	0.02%
		334,000	0.07%
張達生	實益擁有人	746,000	0.17%
李建華	實益擁有人	400,000	0.09%
		212,828,000	47.51%

其他資料

(b) *購股權*

董事姓名	身分	所持之購股權數目	相關股份數目
林偉華	實益擁有人	6,900,000	6,900,000
黃邦俊	實益擁有人	8,900,000	8,900,000
張達生	實益擁有人	10,800,000	10,800,000
李建華	實益擁有人	4,400,000	4,400,000
	由配偶持有 *(附註3)*	4,400,000	4,400,000
		8,800,000	8,800,000
		35,400,000	35,400,000

附註：

1. 林偉華被視為擁有12,100,000股由其配偶鍾琼綺實益擁有之本公司普通股權益。

2. 黃邦俊被視為擁有100,000股由其配偶黎清梅實益擁有之本公司普通股權益。

3. 李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之本公司購股權權益。

除上文所披露者外，於二零零四年六月三十日，各董事或其聯繫人概無擁有本公司或其任何相聯法團之任何股份及相關股份權益或淡倉。

其他資料

購股權

截至二零零四年六月三十日，本公司分別於二零零一年五月二十二日及二零零三年十二月二十二日採納之購股權計劃下授予而未行使之購股權詳情如下：

姓名	身分	於二零零四年一月一日尚未行使之購股權數目	授出 *(附註1)*	行使 *(附註2)*	於二零零四年六月三十日尚未行使之購股權數目
林偉華 *(附註3)*	董事／主要股東	6,900,000	—	—	6,900,000
黃邦俊	董事	6,900,000	4,400,000	(2,400,000)	8,900,000
張達生	董事	6,900,000	4,400,000	(500,000)	10,800,000
李建華	董事	400,000	4,400,000	(400,000)	4,400,000
	由配偶持有 *(附註4)*	—	4,400,000	—	4,400,000
		400,000	8,800,000	(400,000)	8,800,000
其他	僱員	6,900,000	26,400,000	(400,000)	32,900,000
		28,000,000	44,000,000	(3,700,000)	68,300,000

附註：

1. 於二零零四年二月二十六日，根據於二零零三年十二月二十二日所採納之新購股權計劃而授出44,000,000份購股權，行使價為11.6港元，行使期至二零一三年十二月二十一日屆滿。

2. 截至二零零四年六月三十日止六個月，根據於二零零一年五月二十二日所採納之舊購股權計劃行使3,700,000份購股權，行使價為2.196港元。

3. 除上述披露林偉華所持有之購股權外，並無向其他主要股東授出任何購股權。

4. 李建華被視為於本公司之4,400,000份購股權中擁有權益，此等權益之實益擁有人為其配偶郭玉燕。



其他資料

除上述所披露者外，本期間內並無根據本公司兩項購股權計劃授出、註銷、使失效或行使任何其他購股權。

購買股份或債券之安排

除上述披露之購股權計劃外，本公司或其任何附屬公司於期內並無參予任何安排，致使本公司之董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

主要股東

除上文所披露有關林偉華擁有之權益外，根據本公司遵照證券及期貨條例第336條所保存之主要股東登記冊所披露，截至二零零四年六月三十日，下列股東已知會本公司其於本公司之已發行股本中擁有之有關權益。

好倉
本公司每股面值**0.1**港元之普通股

股東姓名	身分	所持之已發行普通股數目	佔本公司之已發行股本百分比
陳建新 *(附註1)*	實益擁有人	28,900,000	6.45%
	由配偶持有	9,856,000	2.20%
		38,756,000	8.65%
陳麗蘭	實益擁有人	35,096,000	7.83%
謝清海／惠理基金管理公司 *(附註2)*	實益擁有人	26,650,000	5.95%
		100,502,000	22.43%

其他資料

附註：

1. 陳建新及其配偶鄭群英被視為擁有本公司38,756,000股普通股權益。

2. 謝清海所控制之公司惠理基金管理公司實益擁有本公司普通股之權益。

除上文所披露者外，截至二零零四年六月三十日，本公司並未獲悉任何其他本公司已發行股本之有關權益或淡倉。

買賣或贖回證券

本公司或其附屬公司於期內概無購買、出售或贖回本公司任何上市證券。

最佳應用守則及標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧期間未有遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十所載之上市發行人董事進行證券交易之標準守則及上市規則附錄十四所載之最佳應用守則。



其他資料

審核委員會

本公司已遵照最佳應用守則規定而成立審核委員會，以便審核及監察本集團財務申報事宜及內部控制。審核委員會由非執行董事鍾錦光先生及其他兩位獨立非執行董事葉祖亭先生及香啟誠先生組成。

承董事會命
主席
林偉華

香港，二零零四年八月二十日

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Announcement of Interim Results 2004

CHAIRMAN'S STATEMENT

It is my great pleasure to announce to our shareholders that the Group achieved over HK$1.5 billion in sales for the first half year period in 2004 which was a new record in the Group's 25 year history. Unaudited consolidated turnover for the six months ended 30 June 2004 was HK$1.538 billion which was 213% more than the last corresponding period (HK$492 million). Unaudited net profit for the period was about HK$256 million, representing a tremendous increase of 338% over the same period in 2003 (HK$58 million). The various profit margins secured during the period including gross, operating and net margins, were also satisfactory.

The continuous jump in sales of the CSTN LCD ("Colour Super-twisted Nematic Liquid Crystal Display") products during the interim period further boosted our LCD operation which constitute 91% of the Group's business now. Sales from this hot full colour display item have contributed more than HK$800 million to the Group's turnover in the first half year of 2004. Compared to nothing in the same period last year and only HK$350 million during the second half year in 2003, the growth was attributable to the extensive applications of CSTN LCD by mobile handset manufacturers worldwide and in electronic consumer products and industrial products. This business line will therefore continue to be an important growth driver for our LCD division in the long term. With the over-inventory of mobile handsets in the China market recently and unforeseeable market factors ahead, we anticipated our growth to slow down in the third quarter and pick up again by the end of the year.

In April this year, the Group successfully enhanced the productivity of the CSTN LCD production line by modifying related machinery. Thereafter, the maximum production capacity was increased by around 40%. Production yield also improved to more than 90%. Depending on the upcoming market condition and our sales projection, we will evaluate the need and decide on the timing for adding new CSTN LCD production facilities during the second half year. The maximum capital expenditure is about HK$150 million.

Apart from a volatile global economy, the Group is also facing a lot of challenges in both technology breakthrough and marketing strategy. The recent success in accomplishing a faster response time (down to 90 mini-second) in CSTN LCD application and the development of full colour OLED ("Organic Light Emitting Display") products in our own factory has put us one step ahead of our competitors in the display segment. Together with our hands-on experience in assembling TFT ("Thin Film Transistor") display modules, we are fully confident of making the Company one of the greatest players in the full colour display industry.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
TURNOVER		1,538,417	492,101
Cost of sales		(1,101,982)	(341,330)
Gross profit		436,435	150,771
Other revenue		2,076	2,643
Distribution costs		(34,865)	(20,521)
Administrative expenses		(102,635)	(50,088)
PROFIT FROM OPERATIONS	2	301,011	82,805
Finance costs	3	(6,508)	(3,954)
Share of results of an associate		130	315
PROFIT BEFORE TAXATION		294,633	79,166
TAXATION	4		
— Hong Kong		(12,461)	(6,000)
— Overseas		(23,040)	(1,425)
— Deferred		(3,500)	(13,213)
— Associate		(21)	(129)
		(39,022)	(20,767)
NET PROFIT FOR THE PERIOD		255,611	58,399
INTERIM DIVIDEND		76,153	31,098
EARNINGS PER SHARE	5		
Basic		57.43 HK cents	13.15 HK cents
Diluted		56.14 HK cents	13.04 HK cents

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **Accounting policies**

The unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2003.

The interim results are unaudited, but have been reviewed by the Audit Committee which is of the opinion that such financial statements complied with the applicable accounting standard, and that adequate disclosures have been made.

2. **Profit from operations**

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Depreciation on fixed assets	47,547	35,089
Amortisation on development expenditure	4,824	394
Staff costs, inclusive of directors' remuneration	61,361	49,136

3. **Finance costs**

	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	6,341	3,254
Finance leases	167	700
	6,508	3,954

4. **Taxation**

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the period. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. **Earnings per share**

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Earnings for the purposes of basic and diluted earnings per share	255,611	58,399
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	445,089,000	444,259,000
Effect of dilutive share options	10,252,000	3,722,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	455,341,000	447,981,000

MANAGEMENT DISCUSSION AND ANALYSIS

Results

The Group's turnover for the six months ended 30 June 2004 amounted to HK$1.538 billion (2003: HK$492 million). Net profit for the period was HK$256 million (2003: HK$58 million).

Segmental information

	Six months ended 30 June 2004 Turnover HK$'000	Contribution HK$'000	Six months ended 30 June 2003 Turnover HK$'000	Contribution HK$'000
By geographical segments:				
The People's Republic of China	783,540	155,587	147,543	24,742
Hong Kong	305,400	63,260	99,767	16,787
Japan	135,346	29,469	75,931	12,789
South Korea	164,660	35,431	61,510	10,326
Europe	34,543	7,062	31,445	5,282
Others (Note)	114,928	10,561	75,904	12,723
	1,538,417	301,370	492,101	82,649
Interest income from bank deposits		224		580
Unallocated corporate expenses		(583)		(424)
Profit from operations		301,011		82,805
By business segments:				
Liquid crystal display products	1,395,673	384,383	433,356	73,029
Electronic consumer products	142,744	(3,013)	58,745	9,620
	1,538,417	381,370	492,101	82,649
Interest income from bank deposits		224		580
Unallocated corporate expenses		(583)		(424)
Profit from operations		301,011		82,805

Note: This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

Business Review and Outlook

LCD sales for the period were about HK$1.4 billion (2003: HK$433 million), and comprised 91% of the Group's turnover. The huge growth was an extension of growth in the last two quarters following the launch of colour display products to the market. We were successful in establishing ourselves as a One-Stop-Shop provider for both monochrome and full colour displays for customers from around the world. Colour displays sold in modular form were still the main product stream with comparatively higher margins and returns on investments in machinery and technology. By sustaining the same pace of business growth, we believe the Group is able to overcome any deterioration in the trading environment during the second half year.

Overall gross profit margin for the six-month period was reduced from 30.6% in the comparable period in 2003 to 28.4% and is expected to drop slightly yet in the short term. Although the Group will concentrate on high margin LCD products and related value added products, as a One-Stop-Shop LCD provider, it also answers other needs of existing and new customers with products of narrowing margins. Assembling TFT modules are typical examples of TRULY's obligations to customers who may also need our assistance to satisfy the market demand.

Despite the positive outlook in the Group's business, we are careful not to under-estimate or ignore any potential or hidden business and financial risks. Our recent deployment of a MRPII system in material requisition and production planning has effectively reduced our inventory period from over 100 days to around 60 days. This will be particularly important if the situation of over-inventory of mobile handset in the China market is going to continue for a longer period of time.

On one hand, we put extra efforts in product development such as full colour OLED products and enhancement of quality standard in CSTN LCD products. On the other hand, we let the Group migrate safely onto a more global platform to support the healthy growth of our LCD business. Over the past few years, the management has been assessing the plan for mass production of full colour OLED as a medium term growth driver for the Group. Boasting R&D excellence, concrete experience in deploying mass LCD production facilities over the past 10 years, the Kodak licence and a strong marketing team, we are confident of making the project another success in the Group's history.

Liquidity and Financial Resources

There were no material changes in the assets and liabilities of the Group as at 30 June 2004 compared with the last financial year ended at 31 December 2003, except that more long term finance was taken to replace short term bank borrowings. The current ratio was therefore improved to a more comfortable level of around 1.9 while the gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 15%.

The total bank and other borrowings, net of cash and bank balances of HK$223 million were about HK$179 million. Among the total gross borrowings of HK$402 million, HK$210 million were repayable within a year with the remaining balances repayable within a period of two to three years. At 30 June 2004, the Group had pledged certain of its machinery with an aggregate carrying value of approximately HK$60 million to secure banking facilities granted to the Company's subsidiaries.

Capital expenditure of HK$450 million for the next three years in respect of acquisition of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

Except for 3,700,000 ordinary shares issued upon the same number of staff's share options exercised at HK$2.196, there was no other change to the capital structure of the Group during the six months ended 30 June 2004. The issued and fully paid share capital of the Company was therefore increased by HK$370,000.

The state of the Group's current order books is very good.

Except for investments in subsidiaries, neither the Group nor the Company had held any material investments during the six months ended 30 June 2004.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are more than 4,000 workers and employees currently employed in the Group's Shan Wei factory and around 70 staff in our Hong Kong office.

Other than trade bills discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged.

OTHER INFORMATION

Interim Dividend

The Directors have resolved to pay an interim dividend of 17 HK cents per share (2003: 7 HK cents) to shareholders whose names appear on the Register of Members on 15 October 2004. It is expected that the interim dividend payments will be made to shareholders on 20 October 2004.

Closure of Register of Members

The Register of Members will be closed from 11 October 2004 to 15 October 2004, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 8 October 2004.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

Code of Best Practice and Model Code

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Rules") on the Stock Exchange of Hong Kong Limited (the "Exchange") and the Code of Best Practice set out in Appendix 14 to the Rules.

Audit Committee

The Company has an audit committee which was established in accordance with the requirement of the Code of Best Practice for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The audit committee comprises Mr. Chung Kam Kwong, a non-executive director and two other independent non-executive directors, namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

Interim Report

The 2004 Interim Report containing all the information required under paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the Exchange will be published on the websites of the Exchange and the Company in due course.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 20 August 2004

As at the date of this announcement, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua are executive directors of the Board. Mr. Chung Kam Kwong is a non-executive director while Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing are independent non-executive directors.

經濟日報

23 AUG 2004

P. 1/2

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：0732)

二零零四年度中期業績公佈

主席報告書

本人欣然向各股東報告，本集團二零零四年上半年的銷售額超過1,500,000,000港元，創下集團二十五年歷史的新記錄。截至二零零四年六月三十日止六個月內，錄得未經審核綜合營業額1,538,000,000港元，較去年同期(492,000,000港元)上升213%。期內未經審核純利約為256,000,000港元，較二零零三年同期(58,000,000港元)大幅上升338%。於期內錄得的溢利率，包括毛利率、經營溢利率及純利率，表現亦十分理想。

彩色超扭曲向列型(CSTN)液晶體顯示器產品的銷售於中期期間持續增長，進一步推動本集團的液晶體顯示器業務(現時佔本集團業務的91%)。此系列全彩色顯示器的銷售為本集團二零零四年上半年帶來超過800,000,000港元營業額。相比去年同期並無任何來自CSTN液晶體顯示器的貢獻，及二零零三年下半年僅錄得350,000,000港元銷售，有關增長乃由於全球流動電話手機製造商，以及電子消費品及工業品廣泛採用CSTN液晶體顯示器所致。因此，就長遠而言，這方面業務將繼續成為本集團液晶體顯示器部門業績增長的重要原動力。基於國內市場近期流動電話手機存貨過剩以及未來不可預見的市場因素，本集團預期增長於第三季將會放緩，而於年底前會再度上升。

本年四月，本集團改良有關機器，成功提升CSTN液晶體顯示器生產線的生產力。因此，最高產能被提升近40%，良品率亦改善至超過90%。本集團將視乎日後市況及本集團的銷售預測，評估下半年添置CSTN液晶體顯示器新生產設施的需要及恰當時機。資本開資最高約為150,000,000港元。

除全球經濟不穩外，本集團在技術突破及市場推廣策略方面亦面對著不同挑戰。本集團近期成功加快CSTN液晶體顯示器應用回應時間(縮短至90毫秒)，並於本集團自設廠房完成開發全彩色OLED(「有機發光顯示器」)產品，令本集團在顯示器界別比競爭對手更勝一籌。加上本集團對組裝TFT(「薄膜電晶體」)顯示模塊早有經驗，我們深信本集團定可成為全彩色顯示器行業頂尖之列。

最後，本人謹此答謝我們的股東、業務夥伴、員工及工友對本集團不斷支持，令集團業績屢創高峰。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
營業額		**1,538,417**	492,101
銷售成本		**(1,101,982)**	(341,330)
毛利		**436,435**	150,771
其他收益		**2,076**	2,643
分銷成本		**(34,865)**	(20,521)
行政費用		**(102,635)**	(50,088)
經營溢利	二	**301,011**	82,805
財務費用	三	**(6,508)**	(3,954)
應佔一家聯營公司業績		**130**	315
除稅前溢利		**294,633**	79,166
稅項	四		
— 香港		**(12,461)**	(6,000)
— 海外		**(23,040)**	(1,425)
— 遞延		**(3,500)**	(13,213)
— 聯營公司		**(21)**	(129)
		(39,022)	(20,767)
本期間純利		**255,611**	58,399
中期股息		**76,153**	31,098

分類資料

	截至二零零四年六月三十日止六個月 營業額 千港元	貢獻 千港元	截至二零零三年六月三十日止六個月 營業額 千港元	貢獻 千港元
按地區分類：				
中華人民共和國	**783,540**	**155,587**	147,543	24,742
香港	**305,400**	**63,260**	99,767	16,787
日本	**135,346**	**29,469**	75,932	12,789
南韓	**164,660**	**35,431**	61,510	10,326
歐洲	**34,543**	**7,062**	31,445	5,282
其他(附註)	**114,928**	**10,561**	75,904	12,723
	1,538,417	**301,370**	492,101	82,649
銀行存款利息收入		**224**		580
未分配之公司費用		**(583)**		(424)
經營溢利		**301,011**		82,805
按業務分類：				
液晶體顯示器產品	**1,395,673**	**304,383**	433,356	73,029
電子消費產品	**142,744**	**(3,013)**	58,745	9,620
	1,538,417	**301,370**	492,101	82,649
銀行存款利息收入		**224**		580
未分配之公司費用		**(583)**		(424)
經營溢利		**301,011**		82,805

附註：此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

業務回顧與展望

期內液晶體顯示器銷售額約1,400,000,000港元(二零零三年：433,000,000港元)，佔本集團營業額91%。銷售額大幅增長乃承接彩色顯示器推出市場後於上兩季所錄得的升幅。本集團成功將本身定位為單色及全彩色顯示器的一站式服務供應商，為全球各地客戶提供服務。以模塊方式出售的彩色顯示器繼續成為主流產品，產生較高利潤，在機器及技術投資方面的回報亦較可觀。本集團相信如維持現有增長步伐，即使下半年貿易環境逆轉，本集團亦可處之泰然。

於六個月期間的毛利率較二零零三年同期30.6%減少至28.4%，預期短期內將輕微下調。儘管本集團將集中生產高利潤的液晶體顯示器產品及相關增值產品，但作為一站式液晶體顯示器供應商，本集團亦會因應現有及新客戶的其他需要提供利潤較低的產品。提供組裝TFT模塊正好印證「信利」願意為客戶承擔及提供所需的協助，以滿足市場的需求。

即使本集團的業務前景樂觀，我們仍抱著審慎態度，不會輕視或忽略任何潛在或隱藏的業務與財務風險。本集團近期所採用的MRPII系統作材料徵用及生產策劃，已有效地將本集團的存貨周期由超過100日縮短至約60日。倘國內市場流動電話手機存貨過剩的情況較長期持續，此系統將變得十分重要。

我們一方面加倍努力進行產品開發(如全彩色OLED產品)及提高CSTN液晶體顯示器產品的品質標準，另一方面則讓本集團平穩地轉向更全球化的平台，支持本集團的液晶體顯示器業務達致更穩健增長。近年來，管理層一直評估大量生產全彩色OLED的計劃，注望藉以推動本集團的中線增長。憑藉本集團引以為傲的優秀研發能力，過往十年來使用大型液晶體顯示器生產設施的實際經驗，持有柯達特許使用權，加上實力雄厚的市場推廣隊伍，我們堅信可為集團歷史再寫下成功光輝的一頁。

流動資金及財務資源

與截至二零零三年十二月三十一日止之財政年度比較，本集團除增加長期融資替代短期銀行借貸外，於二零零四年六月三十日之資產及負債並無重大變動。流動比率因而改善至約1.9更

	(39,022)	(20,767)
本期間純利	255,611	58,399
中期股息	76,153	31,098
每股盈利　　五		
基本	57.43港仙	13.15港仙
攤薄	56.14港仙	13.04港仙

簡明綜合財務報表附註

一、 會計政策

未經審核簡明綜合中期財務報表乃根據香港會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。編製中期財務報表所採用的會計政策及編製基準與編製截至二零零三年十二月三十一日止年度的年度財務報表所採用者一致。

中期業績乃未經審核，惟已經由審核委員會審閱。審核委員會認為該等財務報表乃遵守適用的會計標準，並已作出充份的披露。

二、 經營溢利

本集團的經營溢利已扣除：

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
固定資產之折舊	47,547	35,089
發展支出之攤銷	4,824	394
員工成本，包括董事酬金	61,361	49,136

三、 財務費用

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
利息：		
須於五年內全部償還之銀行借貸	6,341	3,254
融資租約	167	700
	6,508	3,954

四、 稅項

香港利得稅乃根據期內之估計應課稅溢利按17.5%(二零零三年：17.5%)之稅率計算。海外稅項乃根據各個別司法權區適用之稅率計算。

五、 每股盈利

每股基本盈利及每股攤薄盈利按下列數據計算：

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	255,611	58,399
	股份數目	股份數目
用作計算每股基本盈利之加權平均普通股數目	445,089,000	444,259,000
購股權之攤薄效應	10,252,000	3,722,000
用作計算每股攤薄盈利之加權平均普通股數目	455,341,000	447,981,000

管理層討論與分析

業績

本集團於截至二零零四年六月三十日止六個月的營業額達1,538,000,000港元(二零零三年：492,000,000港元)。期內純利為256,000,000港元(二零零三年：58,000,000港元)。

流動資金及財務資源

與截至二零零三年十二月三十一日止之財政年度比較，本集團除增加長期融資替代短期銀行借貸外，於二零零四年六月三十日之資產及負債並無重大變動。流動比率因而改善至約1.9更令人安心的水平，而按銀行及其他借貸減現金及銀行結餘計算之資本負債比率則約為15%。

銀行及其他借貸總額(扣除現金及銀行結餘223,000,000港元)約為179,000,000港元。借貸總額為402,000,000港元，其中210,000,000港元須於一年內償還，其餘則須於兩至三年內償還。於二零零四年六月三十日，本集團已將其賬面總值約60,000,000港元之若干機器質押，以作為本公司附屬公司銀行備用額之抵押品。

未來三年將用作購置物業、廠房及設備之已授權但未訂約資本支出為450,000,000港元，預期資金來源主要來自內部儲備。

一般事項

於截至二零零四年六月三十日止六個月，除員工按行使價2.196港元行使3,700,000份員工購股權而發行等同數目之普通股外，本集團之股本結構並無其他變動。本公司之已發行及繳足股本因此增加370,000港元。

本集團現時之訂單數量非常理想。

除投資在附屬公司外，本集團或本公司於截至二零零四年六月三十日止六個月內概無持有任何重大投資。

於財政報告期間內，並無任何重大收購或出售附屬公司及聯營公司事宜。

現時約有超過4,000名工人及僱員受聘於本集團之汕尾工廠，以及約有70名員工受聘於本集團香港辦事處。

除於一般業務過程中向銀行貼現之商業票據外，本集團概無任何重大或然負債，且僅須承擔低度滙率波動風險，並已就此妥為作出對沖。

其他資料

中期股息

董事議決向於二零零四年十月十五日名列本公司股東名冊之股東派付每股17港仙(二零零三年：7港仙)之中期股息。預期中期股息將於二零零四年十月二十日向股東派付。

暫停辦理股東過戶登記手續

股份過戶登記手續將於二零零四年十月十一日至二零零四年十月十五日(包括首尾兩日)暫停辦理，期間不會進行任何股份過戶登記。為符合資格收取中期股息，所有股份過戶文件連同有關股票，須於二零零四年十月八日下午四時正前，送達本公司股份過戶分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

買賣或贖回證券

本公司或其附屬公司於期內概無購買、出售或贖回本公司任何上市證券。

最佳應用守則及標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧期間未有遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十所載之上市發行人董事進行證券交易之標準守則及上市規則附錄十四所載之最佳應用守則。

審核委員會

本公司已遵照最佳應用守則規定而成立審核委員會，以便審核及監察本集團財務申報事宜及內部控制。審核委員會由非執行董事鍾錦光先生及其他兩位獨立非執行董事葉祖亭先生及香啟誠先生組成。

中期報告

一份載有根據聯交所證券上市規則附錄十六第46(1)段至第46(6)段規定之二零零四年中期報告，將於稍後刊載於聯交所及本公司之網站。

承董事會命
主席
林偉華

香港，二零零四年八月二十日

於本公佈日期，林偉華先生、黃邦俊先生、張達生先生及李建華先生為董事會之執行董事，鍾錦光先生為非執行董事，而葉祖亭先生及香啟誠先生為獨立非執行董事。

The Standard 10 May 2004

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with Limited Liability)

(Stock code: 0732)

ANNOUNCEMENT

The unaudited turnover of the Company and its subsidiaries for the three month period from 1 January 2004 to 31 March 2004 was approximately HK$682,316,000 which was about 227% more than the corresponding period in 2003 (approximately HK$208,571,000).

Unaudited gross profit margin (28.8%) for the period was comparable to the last corresponding period (29.2%) while unaudited net profit margin was significantly improved from 12.5% for the period in 2003 to 17.0% during the current period.

As a matter of increasing the transparency of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") to the public, the Company's Board of Directors (the "Board") is pleased to announce the Group's first quarter unaudited consolidated results for the period from 1 January 2004 to 31 March 2004 as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the first quarter ended 31 March 2004

	Unaudited For the period from 1.1.2004 to 31.3.2004 *HK$'000*	Unaudited For the period from 1.1.2003 to 31.3.2003 *HK$'000*
Turnover *(Note 2)*	**682,316**	208,571
Cost of sales	**(485,634)**	(147,661)
Gross profit *(Note 3)*	**196,682**	60,910
Other operating income	**1,747**	2,011
Distribution costs	**(15,752)**	(7,076)
Administrative expenses	**(48,652)**	(24,918)
Profit from operations	**134,025**	30,927
Finance costs	**(2,525)**	(1,531)
Profit before taxation	**131,500**	29,396
Taxation	**(15,597)**	(3,300)
Net profit for the period *(Note 4)*	**115,903**	26,096
Basic earnings per share *(Note 5)*	**26.1 HK cents**	5.9 HK cents

Notes:

1. The accounting policies and basis used in the preparation of the income statement are the same as those used in the annual financial statements for the year ended 31 December 2003.
2. Unaudited consolidated turnover for the three months ended 31 March 2004 was approximately HK$682,316,000 which was about 227% more than the same period last year (2003: approximately HK$208,571,000).
3. Gross profit margin for the period was around 28.8% (approximately 29.2% for the same period in 2003).
4. Net profit margin for the period was around 17.0% (approximately 12.5% for the same period in 2003).
5. The calculation of the basic earnings per share is based on the net profit for the period of HK$115,903,000 (2003: HK$26,096,000) and on the 444,259,527 (2003: 444,259,527) ordinary shares in issue during the period.

As the unaudited results for the three months ended 31 March 2004 may not reflect the final results for the six months ended 30 June 2004 and the full year ended 31 December 2004, investors and shareholders are advised to exercise extreme caution when dealing in the shares of the Company.

As at the date of this announcement, the executive directors are Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua. The non-executive director is Mr. Chung Kam Kwong and the independent non-executive directors are Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 7 May 2004

香港經濟日報

10 May 2004

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：0732)

公佈

本公司及其附屬公司於二零零四年一月一日至二零零四年三月三十一日三個月期間之未經審核營業額約為682,316,000港元，比二零零三年同期(約為208,571,000港元)多出約227%。

本期間未經審核之毛利率(28.8%)跟去年同期相約(29.2%)，而未經審核之純利率則由二零零三年期間12.5%顯著提升至本期間之17.0%。

為增加信利國際有限公司(「本公司」)及其附屬公司(整體為「本集團」)對公眾之透明度，本公司之董事會(「董事會」)欣然公佈於二零零四年一月一日至二零零四年三月三十一日期間本集團首季度未經審核綜合業績如下：

未經審核簡明綜合收益表
截至二零零四年三月三十一日止首季

	未經審核 於二零零四年 一月一日至 二零零四年 三月三十一日期間	未經審核 於二零零三年 一月一日至 二零零三年 三月三十一日期間
	千港元	*千港元*
營業額 *(附註二)*	682,316	208,571
銷售成本	(485,634)	(147,661)
毛利 *(附註三)*	196,682	60,910
其他經營收入	1,747	2,011
分銷成本	(15,752)	(7,076)
行政費用	(48,652)	(24,918)
經營溢利	134,025	30,927
財務費用	(2,525)	(1,531)
除稅前溢利	131,500	29,396
稅項	(15,597)	(3,300)
本期間純利 *(附註四)*	115,903	26,096
每股基本盈利 *(附註五)*	26.1 港仙	5.9 港仙

附註：

一、編製收益表所採用的會計政策及基準與編製截至二零零三年十二月三十一日止年度財務報表所採用者一致。

二、截至二零零四年三月三十一日止三個月之未經審核綜合營業額約為682,316,000港元，比去年同期約多227%(二零零三年：約為208,571,000港元)。

三、本期間毛利率為28.8%左右(截至二零零三年同期約為29.2%)。

四、本期間純利率為17.0%左右(截至二零零三年同期約為12.5%)。

五、計算每股基本盈利乃根據本期間115,903,000港元之純利(二零零三年：26,096,000港元)及本期間所發行之444,259,527股普通股(二零零三年：444,259,527股)。

因截至二零零四年三月三十一日止三個月之未經審核業績未必能反映截至二零零四年六月三十日止六個月及截至二零零四年十二月三十一日止全年之最後業績，懇請各投資者及股東在買賣本公司股份時務須謹慎行事。

於本公佈日期，林偉華先生、黃邦俊先生、張達生先生及李建華先生為執行董事。鍾錦光先生為非執行董事，葉祖亭先生及香啟誠先生為獨立非執行董事。

承董事會命
主席
林偉華

香港，二零零四年五月七日